As filed with the Securities and Exchange Commission on April 8, 2004
                                          Registration No. 333-______
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     INITIAL

                                    FORM S-2

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
             (Exact name of registrant as specified in its charter)

        NEW YORK                   6355                 52-0242530
    (State or other         (Primary Standard         (I.R.S. Employer
    jurisdiction of             Industrial          Identification No.)
    incorporation or       Classification Code
     organization)               Number)

                          1000 Woodbury Road, Suite 208
                          Woodbury, New York  11797
                              (800) 963-9539

 (Address and Telephone Number of registrant's principal executive office)

                             Linda E. Senker, Esq.
                           ReliaStar Life Insurance
                             Company of New York
                           1475 Dunwoody Drive
                           West Chester, PA  19380
                               (610) 425-4139

    (Name and Address of Agent for Service of Process)
                               ____________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practical after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box ................................................ [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1)
of this Form, check the following box................................... [XX]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box [ ]
--------------------------------------------------------------------------------

________________________________________________________________________________
                      Calculation of Registration Fee

                                                              Proposed
Title of each class                       Proposed             maximum         Amount of
of securities to be Amount to be  maximum offering price  aggregate offering   registration
     registered      registered      price per unit            price(1)           fee(2)

----------------------------------------------------------------------------------------------
Annuity Contracts
(Interests in       $500,000,000       $0                       N/A             $63,350.00
Fixed Account)


(1) The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount to be registered and the proposed maximum offering price per unit are not applicable since these securities are not issued in predetermined amounts or units.

(2) Amounts previously registered in connection with the following File Nos.
were.

Registration No.      Shares Registered        Filing Fee        Date
----------------      -----------------        ----------        ----
333-16279             $25,080,000              $7,600            05/06/1997
333-77385             $10,000,000              $2,780.00         04/29/1999
333-75938             $500,000                 $119.50           12/26/2001
333-86352             $1,000,000               $92.00            04/16/2002


As of February 29, 2004, the amount of unsold securities was $16,931,483.
--------------------------------------------------------------------------------

                               PART I

The Prospectus filed herein describes certain interests in a fixed account offered by ReliaStar Life Insurance Company of New York under contracts issued by the insurance company. These interests (and the fixed account) are not offered as a seperate product but in connection with combination variable and fixed annuity products whose prospectuses describe the contract in more detail and must accompany or precede the delivery of this prospectus.

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

                                 FIXED ACCOUNT I

                                 APRIL 30, 2004

ReliaStar Life Insurance Company of New York Fixed Account I ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity contract between you and ReliaStar Life Insurance Company of New York ("ReliaStar of New York," the "Company," "we" or "our"). The Fixed Account, which is a segregated asset account of ReliaStar of New York, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest rate for guaranteed interest periods. Amounts so invested are referred to as "Fixed Interest Allocations". We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We generally offer several Fixed Interest Allocations at any one time. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states, and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each guaranteed interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by ReliaStar of New York, as long as you do not take your money out before the maturity date for the applicable guaranteed interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a market value adjustment ("Market Value Adjustment"). A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the variable annuity contract prospectus.

The variable annuity contract prospectus describes a deferred group and individual variable annuity contract (the "Contract") offered by ReliaStar of New York. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment as well as those that do not qualify for such treatment. Please refer to the Contract prospectus for more information.

This prospectus should be read with the Contract prospectus which provides information that you should know before investing in the Fixed Account and should be kept for future reference. If you need more information after reading this prospectus, please contact us at our Customer Service Center, P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066 or your registered representative. Either prospectus is available without charge upon request. To obtain a copy of these documents, write to or call our Customer Service Center or access the SEC's website (http://www.sec.gov).

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE FIXED ACCOUNT IS NOT A BANK DEPOSIT AND IS NOT INSURED OR GUARANTEED BY ANY BANK OR BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR A VARIABLE CONTRACT.


Fixed Account I - ReliaStar NY - 131811

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TABLE OF CONTENTS
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                                                                         PAGE

Fees and Expenses........................................................
ReliaStar Life Insurance Company of New York.............................
Financial Statements.....................................................
The Fixed Interest Allocation............................................
The Annuity Contract.....................................................
   Contract Value in the Fixed Interest Allocations......................
   Cash Surrender Value..................................................
Withdrawals..............................................................
Transfers Among Your Investments.........................................
Charges and Fees.........................................................
Death Benefit and Optional Riders........................................
Other Contract Provisions................................................
Other Information........................................................
   State Regulation......................................................
   Legal Proceedings.....................................................
   Experts...............................................................
   Further Information...................................................
   Incorporation of Certain Documents by Reference.......................
Federal Tax Considerations...............................................
Appendix A
      Market Value Adjustment Examples...................................   A1


Fixed Account I - ReliaStar NY - 131811

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FEES AND EXPENSES
--------------------------------------------------------------------------------

The variable contract has insurance features and investment features, and there are charges related to each. For more information about these contract fees and expenses, please refer to the Contract prospectus.

--------------------------------------------------------------------------------
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
--------------------------------------------------------------------------------

ReliaStar of NY is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, ReliaStar of NY was a wholly owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands. ING also owns Directed Services, Inc., the distributor of the Contracts, and other interests. Our principal office is located at 1000 Woodbury Road, Suite 208, Woodbury, New York 11797.

--------------------------------------------------------------------------------
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The audited financial statements of ReliaStar of New York as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, are included in this prospectus.

--------------------------------------------------------------------------------
THE FIXED INTEREST ALLOCATION
--------------------------------------------------------------------------------

You may allocate premium payments and transfer your Contract value to the available guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus for the Contract. Each amount that you allocate to the Fixed Account for a selected guaranteed interest period, is called a Fixed Interest Allocation. We generally offer several guaranteed interest periods at any one time. We may offer additional guaranteed interest periods in some states, may not offer all guaranteed interest periods under all contracts or in all states, and the rates for a given guaranteed interest period may vary among contracts. You may select one or more guaranteed interest periods at any one time. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the guaranteed interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date, which is the last day of the month in which the guaranteed interest period is scheduled to expire.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.


Fixed Account I - ReliaStar NY - 131811

Assets supporting amounts allocated to the Fixed Account are available to fund the claims of all classes of our customers, contract owners and other creditors. Interests under your Contract relating to the Fixed Account are registered under the Securities Act of 1933, but the Fixed Account itself is not registered.

SELECTING A GUARANTEED INTEREST PERIOD

You may select one or more Fixed Interest Allocations with specified guaranteed interest periods. A guaranteed interest period is the period that a rate of interest is guaranteed to be credited to your Fixed Interest Allocation. We may at any time decrease or increase the number of guaranteed interest periods offered. In addition, we may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. For more information on DCA Fixed Interest Allocations, see "Transfers Among Your Investments -- Dollar Cost Averaging from Fixed Interest Allocations."

Your Contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

GUARANTEED INTEREST RATES

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. To find out the current guaranteed interest rate for a guaranteed interest period you are interested in, please contact our Customer Service Center or your registered representative. The determination may be influenced by the interest rates on fixed income investments in which we may invest with the amounts we receive under the Contracts. We will invest these amounts primarily in investment-grade fixed income securities (i.e., rated by Standard & Poor's rating system to be suitable for prudent investors) although we are not obligated to invest according to any particular strategy, except as may be required by applicable law. You will have no direct or indirect interest in these investments. We will also consider other factors in determining the guaranteed interest rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

We may from time to time at our discretion offer interest rate specials for new premiums that are higher than the current base interest rate then offered. Renewal rates for such rate specials will be based on the base interest rate and not on the special rates initially declared.

TRANSFERS FROM A FIXED INTEREST ALLOCATION

You may transfer your Contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of ReliaStar of New York's Separate Account NY-B as described in the Contract prospectus. We will transfer amounts from your Fixed Interest Allocations starting with the guaranteed interest period nearest its maturity date, until we have honored your transfer request.

The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. If a transfer request would reduce the Contract value remaining in a Fixed Interest Allocation to less than $100, we will treat such transfer request as a request to transfer the entire Contract value in such Fixed Interest Allocation. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, cancelling dollar cost averaging will cause a transfer of the entire Contract value in such Fixed Interest Allocation to the Liquid Assets subaccount, and such a transfer will be subject to a Market Value Adjustment.

Fixed Account I - ReliaStar NY - 131811

On the maturity date of a guaranteed interest period, you may transfer amounts from the applicable Fixed Interest Allocation to the subaccounts and/or to new Fixed Interest Allocations with guaranteed interest periods of any length we are offering at that time. You may not, however, transfer amounts to any Fixed Interest Allocation with a guaranteed interest period that extends beyond the annuity start date.

At least 30 calendar days before a maturity date of any of your Fixed Interest Allocations, or earlier if required by state law, we will send you a notice of the guaranteed interest periods that are available. You must notify us which subaccounts or new guaranteed interest periods you have selected before the maturity date of your Fixed Interest Allocations. If we do not receive timely instructions from you, we will transfer the Contract value in the maturing Fixed Interest Allocation to a new Fixed Interest Allocation with a guaranteed interest period that is the same as the expiring guaranteed interest period. If such guaranteed interest period is not available or would go beyond the annuity start date, we will transfer your Contract value in the maturing Fixed Interest Allocation to the next shortest guaranteed interest period which does not go beyond the annuity start date. If no such guaranteed interest period is available, we will transfer the Contract value to a subaccount specially designated by the Company for such purpose. Currently we use the Liquid Assets subaccount for such purpose.

WITHDRAWALS FROM A FIXED INTEREST ALLOCATION

During the accumulation phase, you may withdraw a portion of your Contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. Systematic withdrawals from a Fixed Interest Allocation are not permitted if such Fixed Interest Allocation is currently participating in the dollar cost averaging program. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

If you tell us the Fixed Interest Allocation from which your withdrawal will be made, we will assess the withdrawal against that Fixed Interest Allocation. If you do not, we will assess your withdrawal against the subaccounts in which you are invested, unless the withdrawal exceeds the Contract value in the subaccounts. If the withdrawal exceeds the Contract value in those subaccounts, we will deduct your withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request.

MARKET VALUE ADJUSTMENT

A Market Value Adjustment may decrease, increase or have no effect on your Contract value. We will apply a Market Value Adjustment (i) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program) and (ii) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

We determine the Market Value Adjustment by multiplying the amount you withdraw, transfer or apply to an income plan by the following factor:

            { (1+I)/(1+J+.0025)^(N/365) }  -1

Fixed Account I - ReliaStar NY - 131811

Where,

     o "I" is the Index Rate for a Fixed Interest Allocation on the first day of the guaranteed interest period;

     o "J" is the Index Rate for a new Fixed Interest Allocation with a guaranteed interest period equal to the time remaining in the guaranteed interest period, except for a Fixed Interest Allocation of 6 months, where "J" is, at the time of calculation, the lesser of the Index Rate for a new Fixed Interest Allocation with (i) a 6-month guaranteed interest period, or (ii) a 1-year guaranteed interest period; and

     o "N" is the remaining number of days in the guaranteed interest period at the time of calculation.

The Index Rate is the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for a period equal to the applicable guaranteed interest period. The average currently is based on the period starting from the 22nd day of the calendar month two months prior to the month of the Index Rate determination and ending the 21st day of the calendar month immediately before the month of determination. We currently calculate the Index Rate once each calendar month but have the right to calculate it more frequently. The Index Rate will always be based on a period of at least 28 days If the Ask Yields are no longer available, we will determine the Index Rate by using a suitable and approved, if required, replacement method.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your Contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Several examples which illustrate how the Market Value Adjustment works are included in Appendix A.

--------------------------------------------------------------------------------
THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Contract is described in another prospectus. This prospectus describes the Fixed Account and the operation of any Fixed Interest Allocation under your Contract.

     CONTRACT VALUE IN THE FIXED INTEREST ALLOCATIONS. On the contract date, the Contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of Contract value in each Fixed Interest Allocation as follows:

     (1) We take the Contract value in the Fixed Interest Allocation at the end of the preceding business day.

     (2) We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day.

     (3)  We add (1) and

     (4)  We subtract from (3) any transfers from that Fixed Interest
          Allocation.


Fixed Account I - ReliaStar NY - 131811

     (5) We subtract from (4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in new Fixed Interest Allocations. The Contract value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works are included in Appendix A.

CASH SURRENDER VALUE

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your Contract value, then we adjust for any Market Value Adjustment, and then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

--------------------------------------------------------------------------------
WITHDRAWALS
--------------------------------------------------------------------------------

At any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn; otherwise the withdrawal will be made on a pro rata basis from all of the subaccounts in which you are invested. If there is not enough Contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. We will determine the Contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The Contract value may be more or less than the premium payments made.

We offer the following three withdrawal options:

REGULAR WITHDRAWALS

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal from a Fixed Interest Allocation that is taken more than 30 days before its maturity date.

SYSTEMATIC WITHDRAWALS

See the Contract prospectus for general information on Systematic Withdrawals.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

     FIXED DOLLAR SYSTEMATIC WITHDRAWAL FEATURE. You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you



Fixed Account I - ReliaStar NY - 131811
to receive a systematic withdrawal in a fixed dollar amount regardless of any Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will adjust the amount withdrawn to include any Market Value Adjustment so that the amount of each systematic withdrawal remains fixed, unless you direct otherwise.

IRA WITHDRAWALS

See the Contract prospectus for general information on IRA Withdrawals.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment. CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES ASSOCIATED WITH TAKING WITHDRAWALS. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59 1/2 may result in a 10% penalty tax. See "Federal Tax Considerations" in the Contract prospectus for more details.

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TRANSFERS AMONG YOUR INVESTMENTS
--------------------------------------------------------------------------------

You may transfer your Contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the annuity start date. See the Contract prospectus for general information regarding transfers including transfers by third parties. We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program.

If you allocate Contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer Contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the Contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total Contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of Contract value in the Restricted Fund is greater than the limit.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire Contract value held in a subaccount or a Fixed Interest Allocation.

DOLLAR COST AVERAGING FROM FIXED INTEREST ALLOCATIONS

You may elect to participate in our dollar cost averaging program if you have at least $1,200 of Contract value in Fixed Account Interest Allocations with a guaranteed interest period of 1 year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.


Fixed Account I - ReliaStar NY - 131811

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your Contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

See "Dollar Cost Averaging" in the Contract prospectus for a discussion of transferring to a Restricted Fund.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.


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CHARGES AND FEES
--------------------------------------------------------------------------------

The Contract has insurance features and investment features, and there are charges related to each. For the insurance features, the Company deducts a mortality and expense risk charge, an asset-based administrative charge, and an annual contract administrative charge. Depending on your contract, you may also be able to purchase optional benefit riders, charges for which are deducted from your Contract value. We deduct the mortality and expense risk charge and the asset-based administrative charges daily directly from your Contract value in the subaccounts.

When deducting the other contract charges and rider charges, if the value in the subaccounts is insufficient, the contract charges and rider charge will be deducted from the Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid. The amount deducted may be subject to a Market Value Adjustment. See the Contract prospectus for more information.

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DEATH BENEFIT AND OPTIONAL RIDERS
--------------------------------------------------------------------------------

Please refer to your Contract prospectus for descriptions of benefits under the Contract and the effect of your Fixed Interest Allocations on those benefits.

--------------------------------------------------------------------------------
OTHER CONTRACT PROVISIONS
--------------------------------------------------------------------------------

SUSPENSION OF PAYMENTS

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.


Fixed Account I - ReliaStar NY - 131811

--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------


STATE REGULATION

We are regulated by the Insurance Department of the State of New York. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

LEGAL PROCEEDINGS

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract. Directed Services, Inc., the principal underwriter and distributor of the contract, is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

EXPERTS

We have included and incorporated by reference into the Registration Statement of which this prospectus is a part and/or into this prospectus the consolidated financial statements and schedules of ING USA Annuity and Life Insurance Company (formerly Golden American Life Insurance Company), as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, which have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference in this prospectus and in the Registration Statement of which this prospectus is a part. These consolidated financial statements and schedules of the Company appearing in the Company's annual report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young. Such financial statements and schedules are included and incorporated herein by reference in reliance upon such reports given authority of such firm as experts in accounting and auditing.


FURTHER INFORMATION

This prospectus does not contain all of the information contained in the registration statement of which this prospectus is a part. Portions of the registration statement have been omitted from this prospectus as allowed by the Securities and Exchange Commission (SEC). You may obtain the omitted information from the offices of the SEC, as described below. We are required by the Securities Exchange Act of 1934 to file periodic reports and other information with the SEC. You may inspect or copy information concerning the Company at the Public Reference Room of the SEC at:

                       Securities and Exchange Commission
                               450 Fifth Street NW
                              Washington, DC 20549

You may also obtain copies of these materials at prescribed rates from the Public Reference Room of the above office. You may obtain information on the operation of the Public Reference Room by calling the SEC at either 1-800-SEC-0330 or 1-202-942-8090. You may also find more information about the Company at www.ing.com.

A copy of the Company's annual report on Form 10-K for the year ended December 31, 2003 accompanies this prospectus. We refer to Form 10-K for a description of the Company and its business, including financial statements. We intend to send contract holders annual account statements and other such legally required reports. We do not anticipate such reports will include periodic financial statements or information concerning the Company.

Fixed Account I - ReliaStar NY - 131811

You can find this prospectus and other information the Company files electronically with the SEC on the SEC's web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have incorporated by reference the Company's latest Annual Report on Form 10-K, as filed with the SEC and in accordance with the Securities and Exchange Act of 1934. The Annual Report must accompany this prospectus. Form 10-K contains additional information about the Company including financial statements for the latest fiscal year. We were not required to file any other reports pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act since the end of the fiscal year covered by that Form 10-K. The registration statement for this prospectus incorporates some documents by reference. We will provide a free copy of any such documents upon the written or oral request of anyone who has received this prospectus. We will not include exhibits to those documents unless they are specifically incorporated by reference into the document. Direct requests to:

                                       ING
                             Customer Service Center
                                  P.O. Box 9271
                           Des Moines, Iowa 50306-9271
                                 1-800-366-0066

INQUIRIES

You may contact us directly by writing or calling us at the address or phone number shown above.

--------------------------------------------------------------------------------
FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

For a general description of the federal income tax considerations associated with the Contract please refer to the Contract prospectus. The "Federal Tax Considerations" section of the Contract prospectus does not purport to be complete or to cover all tax situations. The discussion is not intended as tax advice. You should consult your counsel or other competent tax advisers for more complete information. The discussion is based upon our understanding of the present federal income tax laws. We do not make any representations as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS.


Fixed Account I - ReliaStar NY - 131811

--------------------------------------------------------------------------------
APPENDIX A
--------------------------------------------------------------------------------

                        MARKET VALUE ADJUSTMENT EXAMPLES

EXAMPLE #1:  FULL SURRENDER -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

      Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a full surrender is requested 3 years into the guaranteed interest period; that the Account Value on the date of surrender is $115,000; that the then Index Rate for a 7-year guaranteed interest period ("J") is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

     1. N = 2,555 ( 365 x 7 )

     2. Market Value Adjustment = $115,000 x { (1.05/1.0625) }^(2,555/365) -1 ]
                                                                   = $-9,143

     Therefore, the amount paid to you on full surrender, ignoring any surrender charge, is $105,857 ($115,000 - $9,143).

EXAMPLE #2:  FULL SURRENDER -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

      Assume $100,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a full surrender is requested 3 years into the guaranteed interest period; that the Account Value on the date of surrender is $115,000; that the then Index Rate for a 7-year guaranteed interest period ("J") is 4%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

     1. N = 2,555 ( 365 x 7 )

     2. Market Value Adjustment = $115,000 x { (1.05/1.0425) }^(2,555/365) -1 ]
                                                                   = $5,918

     Therefore, the amount paid to you on full surrender, ignoring any surrender charge, is $120,918 ($120,918 + $5,918).

EXAMPLE #3:  WITHDRAWAL -- EXAMPLE OF A NEGATIVE MARKET VALUE ADJUSTMENT

      Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate ("I") of 5%; that a withdrawal of $128,000 is requested 3 years into the guaranteed interest period; that the Account Value on the date of withdrawal is $250,000; that the then Index Rate ("J") for a 7-year guaranteed interest period is 6%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.


Fixed Account I - ReliaStar NY - 131811


                                       A1

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

1. N = 2,555 ( 365 x 7 )

2. Amount that must be withdrawn =   [ $128,000/ {(1.05/1.0625) }^(2,555/365) ]
                                                                    = $139,055

Then calculate the Market Value Adjustment on that amount.

3. Market Value Adjustment = $139,055 x  { (1.05/1.0625) }^(2,555/365) -1 ]
                                                                   = $-11,055

     Therefore, the amount of the withdrawal paid to you, ignoring any surrender charge, is $128,000, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,000, and also reduced by the Market Value Adjustment of $11,055, for a total reduction in the Fixed Interest Allocation of $139,055.

EXAMPLE #4:  WITHDRAWAL -- EXAMPLE OF A POSITIVE MARKET VALUE ADJUSTMENT

      Assume $200,000 was allocated to a Fixed Interest Allocation with a guaranteed interest period of 10 years, an initial Index Rate of 5%; that a withdrawal of $128,000 requested 3 years into the guaranteed interest period; that the Account Value on the date of withdrawal is $250,000; that the then Index Rate ("J") for a 7-year guaranteed interest period is 4%; and that no prior transfers or withdrawals affecting this Fixed Interest Allocation have been made.

     First calculate the amount that must be withdrawn from the Fixed Interest Allocation to provide the amount requested.

1.  N = 2,555 ( 365 x 7 )

2.  Amount that must be withdrawn =   [ $128,000/ {(1.05/1.0425) }^(2,555/365) ]
                                                                    = $121,736

     Then calculate the Market Value Adjustment on that amount.

3.  Market Value Adjustment = $121,736 x   { (1.05/1.0425) }^(2,555/365) -1 ]
                                                                   = $6,265

     Therefore, the amount of the withdrawal paid to you, ignoring any surrender charge, is $128,000, as requested. The Fixed Interest Allocation will be reduced by the amount of the withdrawal, $128,000, but increased by the Market Value Adjustment of $6,265, for a total reduction in the Fixed Interest Allocation of $121,736.






Fixed Account I - ReliaStar NY - 131811


                                       A2

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK IS A STOCK COMPANY DOMICILED IN NEW YORK.


Fixed Account I - ReliaStar NY - 131811                            04/30/2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003
                          -----------------


Commission file number: 333-104540


                  ReliaStar Life Insurance Company of New York
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)
New York                                                              53-0242530
--------------------------------------------------------------------------------
(State or other jurisdiction of incorporation or organization (IRS employer identification no.)

1000 WOODBURY ROAD, SUITE 208, WOODBURY, NY                                11797
--------------------------------------------------------------------------------
 (Address of principal executive offices)                             (Zip code)

Registrant's telephone number, including area code  (516) 682-8700
                                                   ---------------


--------------------------------------------------------------------------------
Former name, former address and former fiscal year, if changed since last report

Securities registered pursuant to Section 12(b) of Act: None
Securities registered pursuant to Section 12(g) of Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K. Yes [ X ] No [ ] -

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [] No [ X ]

                      APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 1,377,863 shares of Common Stock as of March 25, 2004 all of which were directly owned by ReliaStar Life Insurance Company.

NOTE: WHEREAS RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION I(1)(a) AND (b) OF FORM 10-K, THIS FORM IS BEING FILED WITH THE REDUCED DISCLOSURE FORMAT PURSUANT TO GENERAL INSTRUCTION I(2).

                  ReliaStar Life Insurance Company of New York
         (A wholly-owned subsidiary of ReliaStar Life Insurance Company)
                           Annual Report on Form 10-K
                      For the year ended December 31, 2003

                                TABLE OF CONTENTS

Form 10-K
 Item No.                                                                                                      Page

                PART I

Item 1.         Business**                                                                                      3
Item 2.         Properties**                                                                                    8
Item 3.         Legal Proceedings                                                                               8
Item 4.         Submission of Matters to a Vote of Security Holders*                                            8

                PART II

Item 5.         Market for Registrant's Common Equity and Related Stockholder Matters                           9
Item 6.         Selected Financial Data*                                                                        9
Item 7.         Management's Narrative Analysis of the Results of Operations and Financial Condition**          9
Item 7A.        Quantitative and Qualitative Disclosures About Market Risk                                     19
Item 8.         Financial Statements and Supplementary Data                                                    21
Item 9.         Changes in and Disagreements with Accountants on Accounting and
                Financial Disclosure *                                                                         57
Item 9A.        Controls and Procedures                                                                        57

                PART III

Item 10.        Directors and Executive Officers of the Registrant*                                            57
Item 11.        Executive Compensation*                                                                        58
Item 12.        Security Ownership of Certain Beneficial Owners and Management*                                58
Item 13.        Certain Relationships and Related Transactions*                                                58
Item 14.        Principal Accountant Fees and Services*                                                        58


                PART IV

Item 15.        Exhibits, Financial Statement Schedules, and Reports on Form 8-K                               59
                Index to Financial Statement Schedules                                                         62
                Signatures                                                                                     66

* Item omitted pursuant to General  Instruction I(2) of Form 10-K,  except as to
  Part III, Item 10 with respect to compliance with Sections 406 and 407 of the Sarbanes Oxley Act of 2002
**  Item  prepared  in  accordance  with  General Instruction I(2) of Form 10-K

                                     PART I

Item 1.       Business

              Organization of Business

              Until October 1, 2003, ReliaStar Life Insurance Company of New York ("RLNY" or the "Company") was a wholly-owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut Life"), a Minnesota domiciled insurance company, which provides financial products and services in the United States. Effective October 1, 2003, Security-Connecticut merged with and into ReliaStar Life Insurance Company ("ReliaStar Life") causing the Company to be a direct subsidiary of ReliaStar Life. ReliaStar Life is a wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), a Connecticut holding and management company. Lion's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in The Netherlands.

              On September 1, 2000, ING America Insurance Holdings, Inc. ("ING AIH"), an indirect, wholly-owned subsidiary of ING, acquired ReliaStar Financial Corp. ("ReliaStar"), of which the Company is part, for approximately $6 billion. The purchase price was comprised of approximately $5.1 billion in cash and the assumption of $917 million of outstanding debt and other net liabilities.

              On April 1, 2002, ReliaStar Life acquired First Golden American Life Insurance Company of New York ("First Golden"), an affiliated entity, for a purchase price of $27.7 million in cash and $0.2 million in receivables. The purchase price was based on First Golden's statutory-basis book value. ReliaStar Life contributed First Golden to Security-Connecticut at GAAP book value. Security-Connecticut contributed First Golden to RLNY and First Golden was dissolved into RLNY at GAAP book value. The contribution of First Golden to RLNY was recorded as an increase to stockholder's equity of $31.4 million which equaled First Golden's April 1, 2002 GAAP book value. Approval for the merger was obtained from the Insurance Departments of the States of New York and Delaware.

              Statement of Financial Accounting Standards ("FAS") No. 141 "Business Combinations" excludes transfers of net assets or exchanges of shares between entities under common control and is therefore covered by Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations." In accordance with Opinion No. 16, the statement of financial position and other financial information is presented as of the beginning of the period being presented in the financial statements. The Company has recorded amounts as though the assets and liabilities had been transferred at January 1, 2002 on a combined basis. The 2001 information was not restated due to the immateriality of the First Golden amounts to the prior periods.

              Products and Services

              Management has determined that under FAS No. 131 "Disclosure about Segments of an Enterprise and Related Information," the Company has one operating segment, ING U.S. Financial Services ("USFS").

              The Company is principally engaged in the business of providing life insurance and related financial services products. The Company provides and distributes individual life insurance and annuities, employee benefits products and services and retirement plans. The Company's strategy is to offer, principally through education-based marketing, a wide variety of products and services designed to address customers needs for financial security, especially tax-advantaged savings for retirement and protection in the event of death.

              The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403 and 457, as well as non-qualified deferred compensation plans. Annuity contracts may be deferred or immediate (payout annuities). These products also include programs offered to qualified plans and non-qualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company also offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

              Individual Life and Annuity Insurance Products

              The Company offers a wide range of individual life insurance products, including term, universal life, second-to-die universal life, variable universal life, as well as variable annuities through a network of independent agents and financial professionals. These products are marketed to individual customers who prefer to purchase insurance and investment products from a personal financial adviser. These products target middle and upper-income families and niche markets including U.S. military personnel and small-business owners.

              Variable universal life and fixed universal life insurance products represent a significant portion of the individual life insurance premium volume. Variable universal life insurance policies contain alternative investment options (generally mutual funds) and policy values which will vary based upon the investment returns of the fund(s) selected by the policyholder, while providing certain benefits associated with traditional life insurance, such as death benefits and cash values. Fixed universal life policies provide for guaranteed levels of insurance protection and minimum interest rate guarantees. Interest sensitive products provide for interest crediting rates which may be adjusted periodically, subject to minimum guaranteed rates as set forth in policyholder contracts. Adjustments are made to the crediting rates on interest sensitive products based upon a variety of factors, including investment performance, market interest rates and competitive factors. Profits recognized on interest-sensitive products are affected by mortality experience, the margin between interest rates earned on investments and interest credited to policyholders, as well as capital gains and losses on investments, persistency and expenses.

              The variable annuity products offered contain alternative investment options (generally mutual funds) and policy values which will vary based upon the investment returns of the fund(s) selected by the policyholder.

              Variable annuities are long-term savings vehicles in which contract owner premiums (purchase payments) are recorded and maintained in sub-accounts with a separate account established and registered with the Securities and Exchange Commission ("SEC") as a unit investment trust. Variable annuities issued by the Company are a combination of variable and fixed deferred annuity contracts under which some or all of the premiums may be allocated by the contract owner to a fixed account available under the contract.

              The Company discourages premature surrenders of interest-sensitive products through contractual surrender charges and the adjustment of interest crediting rates. The policies and annuities sold contain provisions which allow the contractholder to withdraw or surrender their contracts under defined circumstances. These contracts generally contain provisions which apply penalties or otherwise limit the ability of contractholders to make such withdrawals or surrenders. The interest rates that the Company might be required to credit under their interest-sensitive insurance products to forestall surrenders, particularly in a time of rapidly rising market interest rates, could have an adverse effect on operating income.

              Individual life insurance business is subject to risks in the event that the Company's mortality experience deviates from the assumptions used in establishing its premium rates.

              Employee Benefit Products

              The Company targets the sale of employee benefits and financial services to medium and large corporate employers and affinity groups. Additionally, the Company sells individual and payroll-deduction products to employees of its corporate clients. Principal products include group and individual life insurance and non-medical group insurance products. The Company also maintains an in-force block of 401(k) retirement plan business.

              Group life and disability insurance and employee benefit related services are offered by the Company. Employee benefits products are marketed through major brokerage operations and through direct sales to employers.

              Group term life insurance is marketed to employer groups in the Company's target market. Premiums for these policies are based largely upon the experience of the Company, and in some instances, on the experience of the particular group policyholder. The primary risks related to this line of business include deviations from expected mortality, expenses and investment income. The Company seeks to control the mortality risk through reinsurance treaties.

              The Company also markets group disability income insurance. This coverage compensates employees for loss of income due to sickness or injury. The profitability of this business is affected by morbidity experience and the investment return on assets supporting the policy reserves.

              The Company markets individual life insurance policies to employees at the worksite and to members of affinity groups. The products delivered to these markets include universal life insurance policies, whole life insurance policies and individual term life policies.

              The Company also markets individual cancer policies to employees at the worksite as well as medical stop loss coverage to employer sponsors of self-funded employee health benefit plans.

              Competition

              The businesses in which the Company engages in are each highly competitive. The products compete in marketplaces characterized by a large number of competitors with similar products. Competition is based largely upon the crediting rates under the policies, the credit and claims paying ratings of competing insurers, name recognition, the commission structures of competing insurers and the levels of service afforded distributors. Competing investment opportunities are also made available by mutual funds, banks and other financial intermediaries, many of which have greater resources than the Company. The products are not generally eligible for legal protection from being copied by others, and capital is the most significant barrier to entry by new competitors.

              Group life insurance is a homogeneous product sold in a highly competitive market. The Company's competitors include all of the largest insurers doing business in the United States.

              Regulation

              Insurance companies are subject to regulation and supervision by the jurisdictions in which they are domiciled and transact business. The Company is domiciled in New York. The laws of the state of New York establishes supervisory agencies with broad administrative and supervisory powers relative to granting and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, filing certain premium rates, setting insurance liability and investment reserve requirements, determining the form and content of required financial statements, determining the reasonableness and adequacy of capital and surplus and prescribing the types, amounts and concentrations of investments permitted. The Company is subject to periodic examinations by the regulatory agencies, including market conduct examinations of sales practices. A number of states require insurance companies to participate in assigned risk or other pools providing insurance for people who cannot qualify in the regular markets.

              The state of New York imposes National Association of Insurance Commissioners ("NAIC") developed minimum risk-based capital requirements on insurance enterprises. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances and various levels of activity, based upon the nature and perceived degree of risk associated with such balances and levels of activity. Regulatory compliance is measured by a company's risk-based capital ratio, which is calculated as a company's regulatory total adjusted capital, as defined, divided by its authorized control level risk-based capital, as defined. Companies with ratios below specific trigger points are classified within certain regulatory action levels, each of which requires specified corrective action. The risk-based capital ratio of the Company exceeds the ratio at which regulatory corrective action would be required.

              In addition to state insurance laws, the Company is also subject to general business and corporation laws, federal and state securities laws, the Employee Retirement Income Security Act of 1974, as amended, the Internal Revenue Code of 1986, as amended, consumer protection laws, fair credit reporting acts and other laws.

              Some annuities and insurance policies issued by the Company are funded by separate accounts, the interests in which are registered under the Securities Act of 1933, as amended, and subject to review by the SEC. These laws and regulations are primarily intended to protect investors in the securities markets and generally grant supervisory agencies broad administrative power, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations.

              Geographic Distribution

              The Company operates primarily in the United States and is authorized to conduct business in all 50 states and the District of Columbia.


Item 2.       Properties

              The Company's home office is located at 1000 Woodbury Road, Suite 208, Woodbury, NY 11797. All Company office space is leased or subleased by the Company or its other affiliates. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.


Item 3.       Legal Proceedings

              The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have materially adverse effect on the Company's operations or financial position.


Item 4.       Submission of Matters to a Vote of Security Holders

              Omitted pursuant to General Instruction I (2)(c) of Form 10-K.

                                     PART II

Item 5.       Market for Registrant's Common Equity and Related Stockholder
              Matters

              As of October 1, 2003, all of the Company's outstanding shares are owned by ReliaStar Life, which is a wholly-owned subsidiary of Lion Connecticut Holdings, whose ultimate parent is ING. Prior to that date, the Company's outstanding shares were owned by Security-Connecticut Life.


Item 6.       Selected Financial Data

              Omitted pursuant to General Instruction I(2)(a) of Form 10-K.


Item 7. Management's Narrative Analysis of the Results of Operations and Financial Condition

              Overview

              The following narrative analysis of the results of operations and financial condition presents a review of the Company for the twelve month periods ended December 31, 2003 versus 2002. This review should be read in conjunction with the financial statements and other data presented herein.

              Change in Accounting Principle

              During 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("FAS") No. 142, "Goodwill and Other Intangible Asset" ("FAS No. 142").

              The adoption of this standard resulted in an impairment loss of $865.0 million. The Company, in accordance with FAS No. 142, recorded the impairment loss retroactive to the first quarter of 2002; prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge was shown as a change in accounting principle on the December 31, 2002 Consolidated Income Statement.

              Results of Operations

              Premiums for the year ended December 31, 2003, increased by $6.8 million compared to the same period in 2002. The increase in premiums is primarily due to higher cancer and stop loss renewal premiums resulting from growth in sales in 2002 and 2001. Additionally, the growth of premiums is attributed to higher renewal premiums in 2003 that were not offset by a corresponding increase in ceded premiums.

              Fee income for the year ended December 31, 2003, decreased by $3.5 million compared to the same period in 2002. The variance is primarily due to decreased fees on lower average variable annuity assets under management resulting from market volatility and net product withdrawals.

              Net investment income for the year ended December 31, 2003, decreased by $8.7 million compared to the same period in 2002. The decrease in net investment income was due to the decrease in yield and declining interest rates.

              Net realized capital gains (losses) for the year ended December 31, 2003, increased by $13.8 million compared to the same period in 2002. Net realized gains resulted from sales of fixed maturity investments having a fair value greater than book value primarily due to declining interest rates.

              Other income for the year ended December 31, 2003, decreased $1.5 million compared to the same period in 2002. Other income for the year ended December 31, 2003, is comparable to that for the same period.

              Interest credited and other benefits to policyholders for the year ended December 31, 2003, decreased by $28.8 million compared to the same period in 2002. The decrease in interest credited and other benefit expense is due to a smaller increase in life reserves which resulted from lower interest credited for FAS 97 products, and favorable net contractual charges.

              General expenses for the year ended December 31, 2003, increased by $7.6 million compared to the same period in 2002. The unfavorable expense variance is due to staff expenses, allocations from affiliates and lower reinsurance ceding fees.

              Amortization of deferred policy acquisition costs and value of business acquired for the year ended December 31, 2003, decreased by $1.7 million compared to the same period in 2002. Amortization of long-duration products is reflected in proportion to actual and estimated future gross profits. Estimated future gross profits are computed based on underlying assumptions related to the underlying contracts, including but not limited to interest margins, mortality, surrenders, premium persistency, expenses, and asset growth. The decrease in the amortization of deferred policy acquisition costs and value of insurance acquired reflects the impact of these variables on the overall book of business.

              The cumulative effect of the change in accounting principle for the year ended December 31, 2003, was $865.0 million, related to the adoption of FAS No. 142, which addresses the value of goodwill and other intangible assets.

              Income before cumulative effect of change in accounting principle, increased by $21.3 million for the year ended December 31, 2003, as compared to the year ended December 31, 2002. The increase is a result of increased renewal premiums, increased net realized capital gains and a decrease in interest credited and other benefits to policyholders offset by lower net investment income and increased corporate overhead.

              For the period ended December 31, 2003, the company reported negative cash flows from operations primarily resulting from the timing of intercompany payables and receivables. The Company intends to meet its cash requirements and maintain operations through cash flows from operations and its existing reciprocal loan agreement with ING AIH.

              Financial Condition

              Investments

              Fixed Maturities

              Total fixed maturities reflected net unrealized capital gains of $75.2 million and $78.5 million at December 31, 2003 and 2002, respectively.

              It is management's objective that the portfolio of fixed maturities be of high quality and be well diversified by market sector. The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. The average quality rating of the Company's fixed maturities portfolio was an A+ at December 31, 2003 and 2002.

              Fixed maturities rated BBB and below may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturities.

              The percentage of total fixed maturities by quality rating category is as follows:

                                                             December 31,      December 31,
                                                                2003              2002
                                                          ----------------  ----------------
              AAA                                                  39.2%             44.9%
              AA                                                    5.7               4.7
              A                                                    22.3              20.6
              BBB                                                  26.9              23.6
              BB                                                    4.9               4.2
              B and below                                           1.0               2.0
                                                          ----------------  ----------------
              Total                                               100.0%            100.0%
                                                          ================  ================

              The percentage of total fixed maturities by market sector is as follows:

                                                                                  December 31,      December 31,
                                                                                      2003              2002
                                                                                 ----------------  ----------------
              U.S. Corporate                                                              53.0%             49.9%
              Residential Mortgage-backed                                                 23.4              23.4
              Commercial/Multifamily Mortgage-backed                                       6.7               7.0
              Foreign (1)                                                                 10.1               4.2
              U.S. Treasuries/Agencies                                                     0.5               6.1
              Asset-backed                                                                 6.3               9.4
                                                                                 ----------------  ----------------
              Total                                                                      100.0%            100.0%
                                                                                 ================  ================

              (1) Primarily U.S. dollar denominated

              The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

              In addition, the Company invests in structured securities that meet the criteria of Emerging Issues Task Force ("EITF") Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". Under EITF Issue No. 99-20, a determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the market value of the security is less than book value and there has been an adverse change in cash flow since the last remeasurement date.

              When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

              Liquidity and Capital Resources

              Liquidity is the ability of the Company to generate sufficient cash flows to meet the cash requirements of operating, investing, and financing activities. The Company's principal sources of liquidity are premiums, product charges, investment income, maturing investments, proceeds from debt issuance, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest and premium credits, investment purchases and repayment of debt, as well as withdrawals and surrenders.

              The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash or cash equivalents and short-term investments. Additional sources of liquidity include borrowing facilities to meet short-term cash requirements. The Company maintains a $121.9 million reciprocal loan agreement with ING AIH, a perpetual $30 million revolving note facility with Bank of New York and a $30.0 million revolving note facility with SunTrust Bank, which expires on July 30, 2004. Management believes that these sources of liquidity are adequate to meet the Company's short-term cash obligations.

              The NAIC risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to monitor the capitalization of insurance companies based upon the type and mixture of risks inherent in a Company's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. The Company has complied with the NAIC's risk-based capital reporting requirements. Amounts reported indicate that the Company has total adjusted capital above all required capital levels.

              Critical Accounting Policies

              General

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. These estimates and assumptions are evaluated on an on-going basis based on historical developments, market conditions, industry trends and other information that is reasonable under the circumstances. There can be no assurance that actual results will conform to estimates and assumptions, and that reported results of operations will not be affected in a materially adverse manner by the need to make future accounting adjustments to reflect changes in these estimates and assumptions from time to time.

              The Company has identified the following estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability: investment impairment testing, amortization of deferred acquisition costs and value of business acquired and goodwill impairment testing. In developing these estimates management makes subjective and complex judgments that are inherently uncertain and subject to material change as facts and circumstances develop. Although variability is inherent in these estimates, management believes the amounts provided are appropriate based upon the facts available upon compilation of the consolidated financial statements.

              Investment Impairment Testing

              The Company reviews the general account investments for impairments by analyzing the amount and length of time amortized cost has exceeded fair value, and by making certain estimates and assumptions regarding the issuing companies' business prospects, future economic conditions and market forecasts. Based on the facts and circumstances of each case, management uses judgment in deciding whether any calculated impairments are temporary or other than temporary. For those impairments judged to be other than temporary, we reduce the carrying value of those investments to the current fair value and record impairment losses for the difference (refer to Note 2 of the Financial Statements).

              Amortization of Deferred Acquisition Costs and Value of Business Acquired

              Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") are amortized with interest over the life of the contracts (usually 25 to 30 years) in relation to the present value of estimated gross profits from projected interest and mortality margins, asset-based fees, policy administration and surrender charges less policy maintenance fees and non-capitalized commissions.

              Changes in assumptions can have a significant impact on the calculation of DAC/VOBA and its related amortization patterns. Due to the relative size of DAC/VOBA balance and the sensitivity of the calculation to minor changes in the underlying assumptions and the related volatility that could result in the reported DAC/VOBA balance, the Company performs a quarterly analysis of DAC/VOBA for the annuity business (annually for the life business).

              At each balance sheet date, actual historical gross profits are reflected and expected future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated gross profits requires that the amortization rate be revised retroactively to the date of policy or contract issuance ("unlocking"), which could be significant. The cumulative difference related to prior periods is recognized as a component of current period's amortization, along with amortization associated with the actual gross profits of the period. In general, increases in estimated returns result in increased expected future profitability and may lower the rate of amortization, while increases in lapse/surrender and mortality assumptions or decreases in returns reduce the expected future profitability of the underlying business and may increase the rate of amortization.

              As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term assumptions for the separate account returns to 9.0% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The initial unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $1.5 million before tax, or $1.0 million, net of $0.5 million of federal income tax benefit.

              During 2003, the Company reset long-term assumptions for the separate account returns from 9.0% to 8.5% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2003, maintaining a blended return of equity and other sub-accounts. The 2003 unlocking adjustment from the previous year was primarily driven by improved market performance. For the year ended December 31, 2003, the Company recorded an acceleration of DAC/VOBA amortization totaling $5.4 million before tax, or $3.5 million, net of $1.9 million of federal income tax benefit due to the change in the equity return assumption along with other prospective assumption changes.

              One of the most significant assumptions involved in the estimation of future gross profits for variable universal life and variable deferred annuity products is the assumed return associated with future variable account performance. To reflect the near-term and long-term volatility in the equity markets this assumption involves a combination of near-term expectations and a long-term assumption about market performance. The overall return generated by the variable account is dependent on several factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds as well as equity sector weightings.

              Goodwill Impairment Testing

              The Company tested goodwill as of January 1, 2002 for impairment using fair value calculations based on the present value of estimated future cash flows from business currently in force and business that we estimate we will add in the future. These calculations require management to make estimates on the amount of future revenues and the appropriate discount rate. The calculated fair value of goodwill and the resulting impairment loss recorded is based on these estimates, which require a significant amount of management judgment. The adoption of FAS No. 142 resulted in the impairment of the Company's entire goodwill balance during 2002. Refer to Note 1 of the Financial Statements for a discussion of the results of the Company's goodwill testing procedures and to Management's Narrative Analysis of the Results of Operations for the impact these procedures had on the Company's income.

              Off Balance Sheet Arrangements

              In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB" No.51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

              In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

              FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

              At December 31, 2003, the Company held the following investments that, for purposes of FIN 46, were evaluated and determined that the investments do not require consolidation in the Company's financial statements:

                                Asset Type                              Purpose            Book Value(1)  Market Value
              ------------------------------------------------- ------------------------- -------------- ---------------
              Private Corporate Securities - synthetic
              leases; project financings; credit tenant leases    Investment Holdings      $     220.6    $      235.6
              Foreign Securities - US VIE subsidiaries of
                 foreign companies                                Investment Holdings             23.3            24.2
              Commercial Mortgage Obligations (CMO)               Investment Holdings
                                                                   and/or Collateral
                                                                        Manager                  403.9           406.5
              Collateralized Debt Obligations (CDO)               Investment Holdings             20.3            21.4
              Asset-Backed Securities (ABS)                       Investment Holdings             70.3            75.6
              Commercial Mortgage Backed Securities (CMBS)        Investment Holdings            106.1           115.4

              (1)Represents maximum exposure to loss except for those structures for which the Company also reserves asset management fees.

              Contractual Obligations

              As of December 31, 2003, the Company had certain contractual obligations due over a period of time as summarized in the following table:

                                                               Payments due by Period (in millions)
                                                 ------------------------------------------------------------------
                                                                Less than                              More than
              Contractual Obligations                Total        1 Year     1-3 Years    3-5 Years     5 Years
              ---------------------------------- ----------- ------------- ------------- ------------ -------------
              Operating Lease Obligations         $     0.4   $       0.1   $       0.2   $      0.1   $       -
              Purchase Obligations                     28.9          28.9           -            -             -
                                                 ----------- ------------- ------------- ------------ -------------
              Total                               $    29.3   $      29.0   $       0.2   $      0.1   $       -
                                                 =========== ============= ============= ============ =============

              Operating lease obligations relate to the rental of office space under various non-cancelable operating lease agreements that expire through January 2009.

              Purchase obligations consist of primarily of commitments to fund additional limited partnerships during 2004.

              Legislative Initiatives

              The Jobs and Growth Tax Relief Reconciliation Act of 2003, which was enacted in the second quarter, may impact the Company. The Act's provisions, which reduce the tax rates on long-term capital gains and corporate dividends, impact the relative competitiveness of the Company's products especially variable annuities.

              Other legislative proposals under consideration include repealing the estate tax, changing the taxation of products, changing life insurance company taxation and making changes to nonqualified deferred compensation arrangements. Some of these proposals, if enacted, could have a material effect on life insurance, annuity and other retirement savings product sales.

              The impact on the Company's tax position and products cannot be predicted.

              Other Regulatory Matters

              Like many financial services companies, certain U.S. affiliates of ING Groep N.V. have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each request.

              In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

              The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within our variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systemic problem in the businesses involved.

              These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of Reliastar Life Insurance Company ("Reliastar") to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. Reliastar was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

              In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by Reliastar and by ING USA Annuity & Life Insurance Company; and in certain ING Funds. ING entities did not receive special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

              ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.

              Forward-Looking Information/Risk Factors

              In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements contained in this report and in any other statements made by, or on behalf of, the Company, whether or not in future filings with the SEC. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results, or other developments. Statements using verbs such as "expect," "anticipate," "believe" or words of similar import generally involve forward-looking statements. Without limiting the foregoing, forward-looking statements include statements which represent the Company's beliefs concerning future levels of sales and redemptions of the Company's products, investment spreads and yields, or the earnings and profitability of the Company's activities.

              Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable developments. Some may be national in scope, such as general economic conditions, changes in tax law and changes in interest rates. Some may be related to the insurance industry generally, such as pricing competition, regulatory developments and industry consolidation. Others may relate to the Company specifically, such as credit, volatility and other risks associated with the Company's investment portfolio. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the SEC. The Company disclaims any obligation to update forward-looking information.


Item 7A.      Quantitative and Qualitative Disclosures About Market Risk

              Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contractholder behavior and variable separate account performance. Contractholders bear the majority of the investment risk related to variable insurance products.

              The fixed account liabilities are supported by a portfolio principally composed of fixed rate investments that can generate predictable, steady rates of return. The portfolio management strategy for the fixed account considers the assets available for sale. This enables the Company to respond to changes in market interest rates, changes in prepayment risk, changes in relative values of asset sectors and individual securities and loans, changes in credit quality outlook, and other relevant factors. The objective of portfolio management is to maximize returns, taking in to account interest rate and credit risk, as well as other risks. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change.

              Term life products for employee benefits are short term in nature, with some longer term claim reserves. Cash flow testing and additional sensitivity testing (with varying mortality, morbidity and expense levels) provides assurance that the existing assets are adequate to meet projected liability cash flows.

              For universal life products, cash flow testing of higher mortality, surrender and expense levels than expected indicate that solvency is not impaired by reasonable variations in these risks. There is currently a gap between the charges that are made to the policies for cost of insurance and expenses and the guaranteed maximums, allowing some margin for adverse experience. Crediting rates are also changed regularly to reflect changes in the portfolio.

              On the basis of these analyses, management believes there is currently no material solvency risk to the Company.

Item 8.       Financial Statements and Supplementary Data

                          Index to Financial Statements

                                                                                                               Page

Report of Independent Auditors                                                                                   22

Financial Statements:

     Income Statements for the years ended December 31, 2003, 2002 and 2001                                      23

     Balance Sheets as of December 31, 2003 and 2002                                                             24

     Statements of Changes in Shareholder's Equity for the years ended December 31,
     2003, 2002 and 2001                                                                                         25

     Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001                               26

     Notes to Financial Statements                                                                               27

                         Report of Independent Auditors


The Board of Directors
ReliaStar Life Insurance Company of New York

We have audited the accompanying balance sheets of ReliaStar Life Insurance Company of New York as of December 31, 2003 and 2002 and the related income statements, statements of changes in shareholder's equity, and statements of cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company changed its accounting for goodwill and other intangible assets effective January 1, 2002.



                                                           /s/ Ernst & Young LLP


Atlanta, Georgia
March 22, 2004

                  ReliaStar Life Insurance Company of New York
         (A wholly-owned subsidiary of ReliaStar Life Insurance Company)
                                Income Statements
                                   (Millions)


                                                           Year ended         Year ended        Year ended
                                                          December 31,       December 31,      December 31,
                                                              2003               2002*             2001
                                                        -----------------  ----------------- -----------------
Revenues:
   Premiums                                             $          61.8    $         55.0    $          60.2
   Fee income                                                      94.7              98.2               90.4
   Net investment income                                          124.4             133.1              142.3
   Net realized capital gains (losses)                             10.6              (3.2)              10.6
   Other income                                                     4.0               5.5                7.6
                                                        -----------------  ----------------- -----------------
Total revenue                                                     295.5             288.6              311.1
                                                        -----------------  ----------------- -----------------
Benefits, losses and expenses:
   Benefits:
   Interest credited and other benefits
     to policyholders                                             147.5             176.3              158.6
   Underwriting, acquisition, and insurance expenses:
     General expenses                                              36.9              29.3               51.5
   Amortization:
     Deferred policy acquisition costs and value
       of business acquired                                        30.9              32.6               26.5
     Goodwill                                                       -                 -                 22.6
                                                        -----------------  ----------------- -----------------
Total benefits, losses and expenses                               215.3             238.2              259.2
                                                        -----------------  ----------------- -----------------
Income before income taxes                                         80.2              50.4               51.9
Income tax expense                                                 26.3              17.8               26.1
                                                        -----------------  ----------------- -----------------
Income before cumulative effect of change
   in accounting principle                                         53.9              32.6               25.8
Cumulative effect of change in accounting principle                 -              (865.0)               -
                                                        -----------------  ----------------- -----------------
Net income (loss)                                       $          53.9    $       (832.4)   $          25.8
                                                        =================  ================= =================

* See Note 1.

   The accompanying notes are an integral part of these financial statements.

                  ReliaStar Life Insurance Company of New York
         (A wholly-owned subsidiary of ReliaStar Life Insurance Company)
                                 Balance Sheets
                                   (Millions)


                                                                                     As of December 31,
                                                                                    2003            2002
                                                                               --------------- ----------------
Assets
Investments:
   Fixed maturities, available for sale, at fair value
     (amortized cost of $1,642.8 at 2003 and $1,523.0 at 2002)                 $      1,718.0  $      1,601.5
   Equity securities, at fair value (cost of $4.4 at 2003 and  2002)                      4.2             4.4
   Mortgage loans on real estate                                                        209.7           243.6
   Policy loans                                                                          86.6            85.2
   Short-term investments                                                                 2.1            55.6
   Other investments                                                                     12.8            11.9
   Securities pledged to creditors (amortized cost of $1.9 at 2003 and $0.9
   at 2002)                                                                               1.9             0.9
                                                                               --------------- ----------------
Total investments                                                                     2,035.3         2,003.1
Cash and cash equivalents                                                                10.4             2.4
Accrued investment income                                                                18.9            19.3
Accounts and notes receivable                                                            13.1             6.9
Reinsurance recoverable                                                                  67.8            54.6
Deferred policy acquisition costs                                                        74.6            61.3
Value of business acquired                                                               36.5            48.2
Receivable for securities sold                                                            7.1             0.5
Deferred income taxes                                                                    20.2            26.1
Other assets                                                                             10.2             4.7
Assets held in separate accounts                                                        523.1           429.4
                                                                               --------------- ----------------
Total assets                                                                   $      2,817.2  $      2,656.5
                                                                               =============== ================
Liabilities and Shareholder's Equity
Policy liabilities and accruals:
   Future policy benefits and claims reserves                                  $      1,614.3  $      1,580.5
   Unearned premiums                                                                      0.3             0.2
   Other policy claims, policyholders' and benefits payable                              37.4            41.7
   Other policyholder's funds                                                            25.3            23.3
                                                                               --------------- ----------------
Total policy liabilities and accruals                                                 1,677.3         1,645.7
Current income taxes                                                                      3.7            12.3
Other borrowed money                                                                    103.4            74.2
Other liabilities                                                                        55.1            69.1
Liabilities related to separate accounts                                                523.1           429.4
                                                                               --------------- ----------------
Total liabilities                                                                     2,362.6         2,230.7
                                                                               --------------- ----------------
Shareholder's equity:
   Common stock (1,377,863 shares authorized, issued and outstanding,
     $2.00 per share par value)                                                           2.8             2.8
   Additional paid-in capital                                                         1,200.1         1,225.6
   Accumulated other comprehensive income                                                35.8            35.4
   Retained deficit                                                                    (784.1)         (838.0)
                                                                               --------------- ----------------
Total shareholder's equity                                                              454.6           425.8
                                                                               --------------- ----------------
Total liabilities and shareholder's equity                                     $      2,817.2  $      2,656.5
                                                                               =============== ================

   The accompanying notes are an integral part of these financial statements.

                  ReliaStar Life Insurance Company of New York
         (A wholly-owned subsidiary of ReliaStar Life Insurance Company)
                  Statements of Changes in Shareholder's Equity
                                   (Millions)


                                                                     Accumulated
                                                     Additional         Other          Retained         Total
                                       Common         Paid-In       Comprehensive      Earnings     Shareholder's
                                        Stock         Capital          Income          (Deficit)        Equity
                                    -------------- -------------- ------------------ -------------- ---------------
Balance at December 31, 2000        $       2.8    $   1,194.6    $         9.4      $       1.0    $     1,207.8
Dividends to Shareholder                    -              -                -              (18.0)           (18.0)
Comprehensive income:
   Net income                               -              -                -               25.8             25.8
   Other comprehensive income,
     net of tax:
     Unrealized (loss) on
     securities ($(4.5) pretax)             -              -               (2.9)             -               (2.9)
                                                                                                    ---------------
Comprehensive income                                                                                         22.9
                                    -------------- -------------- ------------------ -------------- ---------------
Balance at December 31, 2001                2.8        1,194.6              6.5              8.8          1,212.7
Capital contribution                        -             31.4              -                -               31.4
Other                                       -             (0.4)             -                -               (0.4)
Dividends to Shareholder                    -              -                -              (14.4)           (14.4)
Comprehensive income:
   Net loss                                 -              -                -             (832.4)          (832.4)
   Other comprehensive income,
     net of tax:
     Unrealized gain on
     securities ($45.1 pretax)              -              -               28.9              -               28.9
                                                                                                    ---------------
Comprehensive loss                                                                                         (803.5)
                                    -------------- -------------- ------------------ -------------- ---------------
Balance at December 31, 2002                2.8        1,225.6             35.4           (838.0)           425.8
Dividends to Shareholder                    -            (25.5)             -                -              (25.5)
Comprehensive income:
   Net income                               -              -                -               53.9             53.9
   Other comprehensive income,
     net of tax:
     Unrealized gain on
     securities ($0.6 pretax)               -              -                0.4              -                0.4
                                                                                                    ---------------
Comprehensive income                                                                                         54.3
                                    -------------- -------------- ------------------ -------------- ---------------
Balance at December 31, 2003        $       2.8    $   1,200.1    $        35.8      $    (784.1)   $       454.6
                                    ============== ============== ================== ============== ===============

   The accompanying notes are an integral part of these financial statements.

                  ReliaStar Life Insurance Company of New York
         (A wholly-owned subsidiary of ReliaStar Life Insurance Company)
                            Statements of Cash Flows
                                   (Millions)


                                                              Year ended         Year ended          Year ended
                                                             December 31,       December 31,        December 31,
                                                                 2003               2002                2001
                                                           -----------------  ------------------  -----------------
Cash Flows from Operating Activities:
Net income (loss)                                                    $ 53.9            $ (832.4)            $ 25.8
Adjustments to reconcile net income to net cash
    provided by operating activities:
    Interest credited to insurance                                     42.5                45.5               43.0
    Future policy benefits                                            (62.7)              (75.3)             (77.9)
    Net realized capital (gains) losses                               (10.6)                2.7              (10.6)
    Increase (decrease) in receivables and payables                    (5.0)              (29.1)              28.9
    (Increase) decrease in deferred policy acquisition costs          (13.3)              (19.7)             (34.1)
    (Increase) decrease in value of business acquired                  11.7                16.7               26.5
    Amounts due to related parties                                    (43.8)               49.9              (58.4)
    Provision for deferred income taxes                                 5.4                 3.5                2.4
    Impairment of goodwill                                                -               865.0                  -
    Amortization of goodwill                                              -                   -               22.6
    Other                                                              10.0                (1.6)             (30.9)
                                                           -----------------  ------------------  -----------------
Net cash provided by (used for) operating activities                  (11.9)               25.2              (62.7)
                                                           -----------------  ------------------  -----------------
Cash Flows from Investing Activities:
    Proceeds from the sale, maturity or repayment of:
      Fixed maturities available for sale                           2,767.9             2,248.5            1,354.5
      Equity securities                                                 0.1                   -                1.0
      Mortgages                                                        32.3                21.9               10.2
      Short-term investments                                           53.5                   -                  -
    Acquisition of investments:
      Fixed maturities available for sale                          (2,879.3)           (2,290.5)          (1,371.2)
      Equity securities                                                   -                (0.8)                 -
      Short-term investments                                              -               (35.1)              (2.1)
      Mortgages                                                       (10.0)                  -              (29.5)
    Decrease in policy loans                                           (1.4)               (0.2)              (0.6)
    Other, net                                                         (0.9)               (5.1)              (1.8)
                                                           -----------------  ------------------  -----------------
Net cash used for investing activities                                (37.8)              (61.3)             (39.5)
                                                           -----------------  ------------------  -----------------
Cash Flows from Financing Activities:
    Deposits and interest credited for investment contracts           151.0               149.0              145.2
    Maturities and withdrawals from insurance contracts               (97.0)              (83.2)            (130.9)
    Increase in borrowed money                                         29.2                (1.2)                 -
    Dividends to shareholder                                          (25.5)              (14.4)             (18.0)
    Increase in borrowed money                                            -                   -               90.5
                                                           -----------------  ------------------  -----------------
Net cash provided by financing activities                              57.7                50.2               86.8
                                                           -----------------  ------------------  -----------------
Net increase (decrease) in cash and cash equivalents                    8.0                14.1              (15.4)
Cash received from First Golden                                           -                 5.8                  -
                                                           -----------------  ------------------  -----------------
Cash and cash equivalents, beginning of period                          2.4               (17.5)              (2.1)
                                                           -----------------  ------------------  -----------------
Cash and cash equivalents, end of period                             $ 10.4               $ 2.4            $ (17.5)
                                                           =================  ==================  =================
Supplemental cash flow information:
    Income taxes paid, net                                           $ 29.5               $ 2.7             $ 28.1
                                                           =================  ==================  =================

   The accompanying notes are an integral part of these financial statements.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

1.       Significant Accounting Policies

         Principles of Consolidation

         Until October 1, 2003, ReliaStar Life Insurance Company of New York ("RLNY" or the "Company") was a wholly-owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut Life"), a Minnesota domiciled insurance company, which provides financial products and services in the United States. Effective October 1, 2003, Security-Connecticut merged with and into ReliaStar Life Insurance Company ("ReliaStar Life") causing the Company to be a direct subsidiary of ReliaStar Life. ReliaStar Life is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion"), a Connecticut holding and management company. Lion's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in The Netherlands.

         On September 1, 2000, ING America Insurance Holdings, Inc. ("ING AIH"), an indirect, wholly-owned subsidiary of ING, acquired ReliaStar Financial Corp. ("ReliaStar"), of which the Company is part, for approximately $6 billion. The purchase price was comprised of approximately $5.1 billion in cash and the assumption of $917 million of outstanding debt and other net liabilities.

         On April 1, 2002, ReliaStar Life acquired First Golden American Life Insurance Company of New York ("First Golden"), an affiliated entity, for a purchase price of $27.7 million in cash and $0.2 million in receivables. The purchase price was based on First Golden's statutory-basis book value. ReliaStar Life contributed First Golden to Security-Connecticut at GAAP book value. Security-Connecticut contributed First Golden to RLNY and First Golden was dissolved into RLNY at GAAP book value. The contribution of First Golden to RLNY was recorded as an increase to stockholder's equity of $31.4 million which equaled First Golden's April 1, 2002 GAAP book value. Approval for the merger was obtained from the insurance departments of the states of New York and Delaware.

         Statement of Financial Accounting Standards ("FAS") No. 141 "Business Combinations" excludes transfers of net assets or exchanges of shares between entities under common control and is therefore covered by Accounting Principles Board ("APB") Opinion No. 16 "Business Combinations". In accordance with Opinion No. 16, the statement of financial position and other financial information is presented as of the beginning of the period being presented in the financial statements. The Company has recorded amounts as though the assets and liabilities had been transferred at January 1, 2002 on a combined basis. The 2001 information was not restated due to the immateriality of the First Golden amounts to the prior periods.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         Description of Business

         The Company is principally engaged in the business of providing life insurance and related financial services products. The Company provides and distributes individual life insurance and annuities; employee benefit products and services and retirement plans. The Company operates primarily in the United States and is authorized to conduct business in all 50 states and the District of Columbia.

         Recently Adopted Accounting Standards

         Accounting for Goodwill and Intangible Assets

         During 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("FAS") No. 142, "Goodwill and Other Intangible Asset" ("FAS No. 142"). The adoption of this standard resulted in an impairment loss of $865.0 million. The Company, in accordance with FAS No. 142, recorded the impairment loss retroactive to the first quarter of 2002; prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge was shown as a change in accounting principle on the December 31, 2002 Consolidated Income Statement.

         Application of the nonamortization provision (net of tax) of the standard resulted in an increase in net income of $22.6 million for the year ended December 31, 2001. Had the Company been accounting for goodwill under FAS No. 142 for the period presented, the Company's net income would have been as follows:

                                                                                        Year ended
                                                                                       December 31,
                                                                                           2001
                                                                                     -----------------
         (Millions)
         Reported net income after tax                                                         $ 25.8
         Add back goodwill amortization, net of tax                                              22.6
                                                                                     -----------------
         Adjusted net income after tax                                                         $ 48.4
                                                                                     =================

         Accounting for Derivative Instruments and Hedging Activities

         In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted by FAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement 133", FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FAS No. 133", and certain FAS No.133 implementation issues. This Standard, as amended, requires companies to

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. FAS No. 133 was effective for the Company's financial statements beginning January 1, 2001.

         Adoption of FAS No. 133 did not have a material effect on the Company's financial position or results of operations given the Company's limited derivative holdings and embedded derivative holdings.

         The Company occasionally purchases a financial instrument that contains a derivative that is "embedded" in the instrument. In addition, the Company's insurance products are reviewed to determine whether they contain an embedded derivative. The Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. However, in cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings or the Company is unable to reliably identify and measure the embedded derivative for separation from its host contracts, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument. The Company did not have embedded derivatives at December 31, 2003 or 2002.

         The Derivative Implementation Group ("DIG") responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" recently issued Statement Implementation Issue No. B36, "Embedded Derivatives". Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or total return debt index may be determined to contain embedded derivatives that are required to be bifurcated. The required date of adoption of DIG B36 for the Company is October 1, 2003. The Company has completed its evaluation of DIG B36 and determined that it has no investment or insurance products that are applicable to require implementation of the guidance, and therefore, the guidance had no impact on the Company's financial position, results of operations or cash flows.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         Guarantees

         In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees. FIN 45 requires entities to disclose additional information about certain guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its significant guarantees are excluded from the scope of this interpretation.

         Variable Interest Entities

         In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No.51"
         (FIN 46).In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

         In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

         FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         At December 31, 2003, the Company held the following investments that, for purposes of FIN 46, were evaluated and determined that the investments do not require consolidation in the Company's financial statements:

                           Asset Type                              Purpose            Book Value(1)  Market Value
         ------------------------------------------------- ------------------------- -------------- ---------------
         Private Corporate Securities - synthetic
         leases; project financings; credit tenant leases    Investment Holdings      $     220.6    $      235.6
         Foreign Securities - US VIE subsidiaries of
            foreign companies                                Investment Holdings             23.3            24.2
         Commercial Mortgage Obligations (CMO)               Investment Holdings
                                                              and/or Collateral
                                                                   Manager                  403.9           406.5
         Collateralized Debt Obligations (CDO)               Investment Holdings             20.3            21.4
         Asset-Backed Securities (ABS)                       Investment Holdings             70.3            75.6
         Commercial Mortgage Backed Securities (CMBS)        Investment Holdings            106.1           115.4

         (1)Represents maximum exposure to loss except for those structures for which the Company also reserves asset management fees.

         New Accounting Pronouncements

         In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts", which the Company intends to adopt during first quarter 2004. The impact on the financial statements is not known at this time.

         Reclassifications and Changes to Prior Year Presentation

         Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         During 2003, certain changes were made to the 2002 Income Statement presentation to reflect the correct balances. These changes had no impact on net income or net shareholder's equity of the Company. The following summarizes the corrections to each financial statement line item (in millions):

                                                                     Previously
                                                                      Reported                              Restated
         Revenues                                                       2002           Adjustments            2002
                                                                  -----------------  -----------------  -----------------
             Premiums                                                       $ 66.2            $ (11.2)            $ 55.0
             Fee income                                                       94.3                3.9               98.2
             Net investment income                                           130.8                2.3              133.1
             Net realized capital gains                                       (2.7)              (0.5)              (3.2)
             Other                                                            11.7               (6.2)               5.5
                                                                  -----------------  -----------------  -----------------
                 Total revenue                                             $ 300.3            $ (11.7)           $ 288.6
                                                                  =================  =================  =================

         Benefits, losses and expenses:
             Interest credited and other
               benefits to policyholders                                   $ 181.1             $ (4.8)           $ 176.3
             General expenses                                                 36.2               (6.9)              29.3
             Amortization of DAC/VOBA                                         32.6                  -               32.6
                                                                  -----------------  -----------------  -----------------
                 Total expenses                                            $ 249.9            $ (11.7)           $ 238.2
                                                                  =================  =================  =================

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

         Cash and Cash Equivalents

         Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

         Investments

         All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related charges in deferred policy acquisition costs, value of business acquired, and deferred income taxes.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management considers the length of the time and the extent to which the fair value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

         In addition, the Company invests in structured securities that meet the criteria of Emerging Issues Task Force ("EITF") Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". Under EITF Issue No. 99-20, a determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than book value and there has been an adverse change in cash flow since the last remeasurement date.

         When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss accounted for as a realized loss.

         Realized capital gains and losses on investments are included in the income statement. Unrealized capital gains and losses on investments are reflected in shareholder's equity, net of related income taxes.

         Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

         The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income.

         The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value of the loaned securities fluctuates.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         In accordance with FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," general account securities on loan are reflected on the Balance Sheets as "securities pledged to creditors". Total securities pledged to creditors at December 31, 2003 and 2002 consisted entirely of fixed maturities.

         Reverse dollar repurchase agreement and reverse repurchase agreement transactions are accounted for as collateralized borrowings, where the amount borrowed is equal to the sales price of the underlying securities. These transactions are reported in "Other Liabilities."

         Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss

         Policy loans are carried at unpaid principal balances, net of impairment reserves.

         Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

         The Company's use of derivatives is limited to hedging purposes. The Company enters into interest rate and currency contracts, including swaps, caps, and floors to reduce and manage risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held. Changes in the fair value of open derivative contracts are recorded in net realized capital gains and losses.

         On occasion, the Company sells call options written on underlying securities that are carried at fair value. Changes in fair value of these options are recorded in net realized capital gains or losses.

         Deferred Policy Acquisition Costs and Value of Business Acquired

         Deferred Policy Acquisition Costs ("DAC") is an asset, which represents certain costs of acquiring certain insurance business, which are deferred and amortized. These costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. Value of Business Acquired ("VOBA") is an asset, which represents the present value of

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         estimated net cash flows embedded in the Company's contracts, which existed at the time the Company was acquired by ING. DAC and VOBA are evaluated for recoverability at each balance sheet date and these assets would be reduced to the extent that gross profits are inadequate to recover the asset.

         The amortization methodology varies by product type based upon two accounting standards: FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60") and FAS No. 97, "Accounting and Reporting by Insurance enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS No. 97").

         Under FAS No. 60, acquisition costs for traditional life insurance products, which primarily include whole life and term life insurance contracts, are amortized over the premium payment period in proportion to the premium revenue recognition.

         Under FAS No. 97, acquisition costs for universal life and investment-type products, which include universal life policies and fixed and variable deferred annuities, are amortized over the life of the blocks of policies (usually 25 or 30 years) in relation to the emergence of estimated gross profits from surrender charges, investment margins, mortality and expense margins, asset-based fee income, and actual realized gains (losses) on investments. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

         Activity for the years ended December 31, 2003, 2002 and 2001 within VOBA was as follows:

         (Millions)
         Balance at December 31, 2000                                                       $ 93.8
             Adjustment for FAS No. 115                                                      (14.5)
             Additions                                                                         8.6
             Interest accrued at 5% - 7%                                                       4.4
             Amortization                                                                    (27.6)
                                                                                   ----------------
         Balance at December 31, 2001                                                         64.7
             Adjustment for FAS No. 115                                                       (4.0)
             Additions                                                                         4.5
             Interest accrued at 5% - 7%                                                       1.1
             Amortization                                                                    (18.1)
                                                                                   ----------------
         Balance at December 31, 2002                                                         48.2
             Adjustment for FAS No. 115                                                        6.8
             Additions                                                                         3.5
             Interest accrued at 5% - 7%                                                       0.5
             Amortization                                                                    (22.5)
                                                                                   ----------------
         Balance at December 31, 2003                                                       $ 36.5
                                                                                   ================

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         The estimated amount of VOBA to be amortized, net of interest, over the next five years is $7.0 million, $6.2 million, $5.4 million, $4.9 million and $4.2 million for the years 2004, 2005, 2006, 2007 and 2008, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

         As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term assumptions for the separate account returns to 9.0% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The initial unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $1.5 million before tax, or $1.0 million, net of $0.5 million of federal income tax benefit.

         During 2003, the Company reset long-term assumptions for the separate account returns from 9.0% to 8.5% (gross before fund management fees and mortality and expense and other policy charges), as of December 31, 2003, maintaining a blended return of equity and other sub-accounts. The 2003 unlocking adjustment from the previous year was primarily driven by improved market performance. For the year ended December 31, 2003, the Company recorded an acceleration of DAC/VOBA amortization totaling $5.4 million before tax, or $3.5 million, net of $1.9 million of federal income tax benefit due to the change in the equity return assumption along with other prospective assumption changes.

         Policy Liabilities and Accruals

         Future policy benefits include reserves for universal life, immediate annuities with life contingent payouts and traditional life insurance contracts. Reserves for universal life products are equal to cumulative deposits less withdrawals and charges plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of policyholders and related expenses less the present value of future net premiums.

         Reserves for immediate annuities with life contingent payout contracts are computed on the basis of assumed investment yield, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 5.0% to 7.5% for all years presented. Investment yield is based on the Company's experience.

         Mortality and withdrawal rate assumptions are based on relevant Company experience and are periodically reviewed against both industry standards and experience.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         Other policyholders' funds include reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts. Reserves on such contracts are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 3.0% to 7.5% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest.

         Revenue Recognition

         For universal life and certain annuity contracts, charges assessed against policyholders' funds for the cost of insurance, surrender, expenses and other fees are recorded as revenue as charges are assessed against policyholders. Other amounts received for these contracts are reflected as deposits and are not recorded as revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits in the Income Statement.

         Separate Accounts

         Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of policyholders or contractholders who bear the investment risk, subject, in some cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such policyholders or contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

         Separate Account assets supporting variable options under universal life policies and annuity contracts are invested, as designated by the contractholder or policyholder (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) in shares of mutual funds which are managed by the Company, or other selected mutual funds not managed by the Company.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         Separate Account assets and liabilities are shown as separate captions in the Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

         Reinsurance

         The Company utilizes reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

         Income Taxes

         The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

         Deferred corporate tax is stated at the face value and is calculated for temporary valuation differences between carrying amounts of assets and liabilities in the balance sheet and tax bases based on tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled.

         Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. A deferred tax asset is recognized for the carryforward of unused tax losses to the extent that it is probable that future taxable profits will be available for compensation.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

2.       Investments

         Fixed maturities available for sale as of December 31 were as follows:


                                                                            Gross          Gross
                                                            Amortized     Unrealized     Unrealized        Fair
         2003                                                  Cost         Gains          Losses         Value
                                                           ------------- -------------  -------------  -------------
         (Millions)
         U.S. government and government
             agencies and authorities                             $ 7.5         $ 0.3            $ -          $ 7.8
         States, municipalities and political
             subdivisions                                           1.8           0.1              -            1.9
         U.S. corporate securities:
             Public utilities                                     127.6           9.3            0.5          136.4
             Other corporate securities                           838.5          57.9            6.2          890.2
                                                           ------------- -------------  -------------  -------------
               Total U.S. corporate securities                    966.1          67.2            6.7        1,026.6
                                                           ------------- -------------  -------------  -------------
         Foreign securities:
             Government                                            28.0           0.4            0.2           28.2
             Other                                                141.2           6.9            2.8          145.3
                                                           ------------- -------------  -------------  -------------
               Total foreign securities                           169.2           7.3            3.0          173.5
                                                           ------------- -------------  -------------  -------------
         Mortgage-backed securities                               399.8           4.0            1.3          402.5
         Other asset-backed securities                            100.3           8.6            1.3          107.6
                                                           ------------- -------------  -------------  -------------
         Total fixed maturities, including
             fixed maturities pledged to creditors              1,644.7          87.5           12.3        1,719.9
         Less: Fixed maturities pledged to creditors                1.9             -              -            1.9
                                                           ------------- -------------  -------------  -------------
         Fixed maturities                                     $ 1,642.8        $ 87.5         $ 12.3      $ 1,718.0
                                                           ============= =============  =============  =============

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------


                                                                            Gross          Gross
                                                            Amortized     Unrealized     Unrealized        Fair
         2002                                                  Cost         Gains          Losses         Value
                                                           ------------- -------------  -------------  -------------
         (Millions)
         U.S. government and government
             agencies and authorities                            $ 96.6         $ 1.8            $ -         $ 98.4
         States, municipalities and political
             subdivisions                                           1.7           0.1              -            1.8
         U.S. corporate securities:
             Public utilities                                     104.3           8.0            1.1          111.2
             Other corporate securities                           805.3          67.7           10.5          862.5
                                                           ------------- -------------  -------------  -------------
               Total U.S. corporate securities                    909.6          75.7           11.6          973.7
                                                           ------------- -------------  -------------  -------------
         Foreign securities:
             Government                                             3.4           0.4              -            3.8
                                                           ------------- -------------  -------------  -------------
               Total foreign securities                             3.4           0.4              -            3.8
                                                           ------------- -------------  -------------  -------------
         Mortgage-backed securities                               367.4           8.2            0.1          375.5
         Other asset-backed securities                            145.2           9.0            5.0          149.2
                                                           ------------- -------------  -------------  -------------
         Total fixed maturities, including                      1,523.9          95.2           16.7        1,602.4
             fixed maturities pledged to creditors
         Less: fixed maturities pledged to creditors                0.9             -              -            0.9
                                                           ------------- -------------  -------------  -------------
         Fixed maturities                                     $ 1,523.0        $ 95.2         $ 16.7      $ 1,601.5
                                                           ============= =============  =============  =============

         At December 31, 2003 and 2002, net unrealized appreciation of $75.2 million and $78.5 million, respectively, on available-for-sale fixed maturities.

         The aggregate unrealized losses and related fair value of investments with unrealized losses as of December 31, 2003, are shown below by duration:

                                                                                     Unrealized             Fair
                                                                                        Loss               Value
                                                                                  ------------------  -----------------
         (Millions)
         Duration category:
             Less than six months below cost                                                  $ 3.1            $ 238.6
             More than six months and less than twelve months below cost                        5.1              165.6
             More than twelve months below cost                                                 4.1               23.2
                                                                                  ------------------  -----------------
         Fixed maturities                                                                    $ 12.3            $ 427.4
                                                                                  ==================  =================

         Of the losses more than 6 months and less than 12 months in duration of $5.1 million, there were $2.0 million in unrealized losses that are primarily related to interest rate movement or spread widening for

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining losses of $3.1 million as of December 31, 2003 included the following items:

              $0.8 million of unrealized losses related to securities reviewed for impairment under the guidance prescribed by EITF 99-20. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $13.0 million.

              $0.7 million of unrealized losses relating to the energy/utility industry, for which the carrying amount was $14.6 million. During 2003, the energy sector recovered due to a gradually improving economic picture and the lack of any material accounting irregularities similar to those experienced in the prior two years. The Company's year-end analysis indicates that it can expect the debt to be serviced in accordance with the contractual terms.

              $1.3 million of unrealized losses relating to non-domestic issues, with no unrealized loss exposure per country in excess of $1.5 million for which the carrying amount was $28.2 million. The Company's credit exposures are well-diversified in these markets including metals and beverage companies.

              The remaining unrealized losses totaling $0.3 million relate to a carrying amount of $9.8 million.

         An analysis of the losses more than 12 months in duration of $4.1 million follows. There were $0.9 million in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining losses of $3.5 million as of December 31, 2003 included the following significant items:

              $1.9 million of unrealized losses relating to the airline industries, for which the carrying amount was $11.9 million. During 2003, the airline industry continued to suffer from decreased passenger volumes and a gradually improving economy. The majority of our airline investments are comprised of Enhanced Equipment Trust Certificates ("EETC"). The analysis at year-end indicates the specific collateral backing our EETC investments predominantly is represented by newer models that are expected to be retained as individual airlines reduce their fleets.

              $0.7 million of unrealized losses related to securities reviewed for impairment under the guidance prescribed by EITF 99-20. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the carrying amount was $2.5 million.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

              The remaining unrealized losses totaling $0.6 million relate to a carrying amount of $4.4 million.

         The amortized cost and fair value of total fixed maturities for the year-ended December 31, 2003 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

                                                                                         Amortized           Fair
         (Millions)                                                                        Cost              Value
                                                                                      ----------------  ----------------
         Due to mature:
             One year or less                                                                  $ 33.1            $ 34.1
             After one year through five years                                                  419.8             441.8
             After five years through ten years                                                 377.1             401.4
             After ten years                                                                    208.6             217.2
             Mortgage-backed securities                                                         505.8             517.8
             Other asset-backed securities                                                      100.3             107.6
         Less: fixed maturities securities pledged to creditor                                    1.9               1.9
                                                                                      ----------------  ----------------
         Fixed maturities                                                                   $ 1,642.8         $ 1,718.0
                                                                                      ================  ================

         At December 31, 2003 and 2002, fixed maturities with carrying values of $6.1 million and $5.7 million, respectively, were on deposit as required by regulatory authorities.

         Beginning in April 2001, the Company entered into reverse dollar repurchase agreement and reverse repurchase agreement transactions to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls and reverse repurchase agreements are accounted for as short-term collateralized financings and the repurchase obligation is reported as a component of other borrowed money on the Balance Sheets.

         The repurchase obligation totaled $101.3 and $73.1 million at December 31, 2003 and 2002, respectively. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2003 or 2002. The Company believes the counterparties to the dollar roll and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

         During 2003, the Company determined that eight fixed maturities had other than temporary impairments. As a result, at December 31, 2003, the Company recognized a pre-tax loss of $4.7 million to reduce the carrying value of the fixed maturities to their combined fair value of $7.5 million. During 2002, the Company determined that twenty two fixed

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         maturities had other than temporary impairments. As a result, at December 31, 2002, the Company recognized a pre-tax loss of $11.4 million to reduce the carrying value of the fixed maturities to their combined fair value of $25.9 million. During 2001, the Company determined that ten fixed maturities had other than temporary impairments. As a result, at December 31, 2001, the Company recognized a pre-tax loss of $0.9 million to reduce the carrying value of the fixed maturities to their fair value of $11.4 million.


3.       Financial Instruments

         Estimated Fair Value

         The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

         FAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bonds. Fair values for privately placed bonds are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         Equity securities: Fair values of these securities are based upon quoted market value. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

         Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

         Cash, short-term investments and policy loans: The carrying amounts for these assets approximate the assets' fair values.

         Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

         Other financial instruments reported as assets: The carrying amounts for these financial instruments (primarily premiums and other accounts receivable and accrued investment income) approximate those assets' fair values.

         Investment contract liabilities: The fair values for deferred annuities are estimated to be the amount payable on demand at the reporting date, as those investment contracts have no defined maturity and are similar to a deposit liability. The amount payable at the reporting date was calculated as the account balance less applicable surrender charges.

         The fair values for supplementary contracts without life contingencies and immediate annuities were estimated using discounted cash flow analyses. The discount rate was based upon treasury rates plus a pricing margin.

         The carrying amounts reported for other investment contracts, which includes retirement plan deposits, approximate those liabilities' fair value.

         Claim and other deposit funds: The carrying amounts for claim and other deposit funds approximate the liabilities' fair values.

         Other financial instruments reported as liabilities: The carrying amounts for other financial instruments (primarily normal payables of a short-term nature) approximate those liabilities' fair values.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2003 and 2002 were as follows:

                                                                           2003                         2002
                                                               ---------------------------- ----------------------------
                                                                 Carrying        Fair         Carrying         Fair
                                                                  Value          Value         Value          Value
                                                               ------------- -------------- -------------  -------------
         (Millions)
         Assets:
             Fixed maturity securities                            $ 1,718.0      $ 1,718.0     $ 1,601.5      $ 1,601.5
             Equity securities                                          4.2            4.2           4.4            4.4
             Mortgage loans on real estate                            209.7          235.1         243.6          275.6
             Policy loans                                              86.6           86.6          85.2           85.2
             Cash and short-term investments                           12.5           12.5          58.0           58.0
             Assets held in separate accounts                         523.1          523.1         429.4          429.4
         Liabilities:
             Investment contract liabilities:
             Deferred annuities                                       382.9          307.6         411.3          409.6
             Supplementary contracts and
               immediate annuities                                     13.3           13.3          13.1           13.1
             Liabilities related to separate accounts                 523.1          523.1         429.4          429.4

         Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

4.       Net Investment Income

         Sources of net investment income were as follows:

                                                               Year ended         Year ended          Year ended
                                                              December 31,       December 31,        December 31,
         (Millions)                                               2003               2002                2001
                                                            -----------------  ------------------  -----------------
         Fixed maturities                                            $ 102.2             $ 108.7            $ 116.2
         Equity securities                                                 -                 0.5                0.1
         Mortgage loans                                                 18.7                20.7               21.4
         Policy loans                                                    5.8                 5.9                6.4
         Short term investments and cash equivalents                     0.2                 0.3                1.4
         Other                                                          (0.9)               (0.7)               1.2
                                                            -----------------  ------------------  -----------------
         Gross investment income                                       126.0               135.4              146.7
         Less: investment expense                                       (1.6)               (2.3)              (4.4)
                                                            -----------------  ------------------  -----------------
         Net investment income                                       $ 124.4             $ 133.1            $ 142.3
                                                            =================  ==================  =================


5.       Dividend Restrictions and Shareholder's Equity

         The Company paid $25.5 and $14.4 million in cash dividends to its Parent in 2003 and 2002, respectively.

         The Company did not receive capital contributions in 2003. The Company did receive capital contributions in 2002. The amount contributed was $31.4 million from Security-Connecticut related to the First Golden merger (refer to Note 1).

         The Company's ability to pay cash dividends to its parent is restricted by law or subject to approval of the insurance regulatory authorities of the State of New York. These authorities recognize only statutory accounting practices for determining the ability of an insurer to pay dividends to its shareholders.

         Under New York insurance law regulating the payment of dividends by the Company, any such payment must be paid solely from the earned surplus of the Company. Earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds), less the amount of such earned surplus which is attributable to unrealized capital gains. Further, without approval of the Superintendent, the Company may not pay in any calendar year any dividend which, when combined with other dividends paid within the preceding 12 months, exceeds the lesser of (i) 10% of the Company's statutory surplus at the prior year end or (ii) 100% of the Company's statutory net investment income for the prior calendar year.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         The underlying statutory capital and surplus of the Company was $278.7 million and $267.0 million at December 31, 2003 and 2002, respectively. Statutory net income was $42.8, $18.0 million, and $11.0 million for the years ended December 31, 2003, 2002, and 2001, respectively.

         As of December 31, 2003, the Company does not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

         For 2001, the Company was required to implement statutory accounting changes ("Codification") ratified by the National Association of Insurance Commissioners ("NAIC") and state insurance departments. The cumulative effect of Codification to the Company's statutory surplus as of January 1, 2001 was a decrease of $11.9 million.

         The Company maintains a $121.9 million reciprocal loan agreement with ING AIH, a perpetual $30.0 million revolving note facility with Bank of New York and a $30.0 million revolving note facility with SunTrust Bank which expires on July 30, 2004.


6.       Capital Gains and Losses

         Realized capital gains or losses are the difference between the carrying value and sale proceeds of specific investments sold. Net realized capital (losses) gains on investments were as follows:

                                                              Year ended          Year ended         Year ended
                                                             December 31,        December 31,       December 31,
         (Millions)                                              2003                2002               2001
                                                           -----------------   -----------------  -----------------
         Fixed maturities                                            $ 10.2              $ (2.5)            $ 11.8
         Equity securities                                             (0.1)                0.2               (0.4)
         Other investments                                              0.5                (0.9)              (0.8)
                                                           -----------------   -----------------  -----------------
         Pretax realized capital gains (losses)                      $ 10.6              $ (3.2)            $ 10.6
                                                           =================   =================  =================
         After-tax realized capital gains (losses)                    $ 6.9              $ (2.0)             $ 6.9
                                                           =================   =================  =================

         Proceeds from the sale of total fixed maturities and the related gross gains and losses were as follows:

                                                               Year ended         Year ended          Year ended
                                                              December 31,       December 31,        December 31,
         (Millions)                                               2003               2002                2001
                                                            -----------------  -----------------   -----------------
         Proceeds on sales                                         $ 1,677.2          $ 1,424.2           $ 1,277.5
         Gross gains                                                    23.7               39.7                24.8
         Gross losses                                                   13.5               42.2                13.0

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         Changes in shareholder's equity related to changes in accumulated other comprehensive income (unrealized capital gains and losses on securities including securities pledged to creditors) were as follows:

                                                               Year ended         Year ended          Year ended
                                                              December 31,       December 31,        December 31,
         (Millions)                                               2003               2002                2001
                                                            -----------------  -----------------   -----------------
         Fixed maturities                                             $ (3.3)            $ 33.6              $ 15.7
         Equity securities                                              (0.2)               0.1                 0.1
         Other investments                                               4.3               11.4               (20.3)
                                                            -----------------  -----------------   -----------------
                                                                         0.8               45.1                (4.5)
         Less: Increase (decrease) in deferred
             income taxes                                                0.4               16.2                (1.6)
                                                            -----------------  -----------------   -----------------
         Net changes in accumulated other
             comprehensive income (loss)                               $ 0.4             $ 28.9              $ (2.9)
                                                            =================  =================   =================

         Shareholder's equity included the following accumulated other comprehensive income (loss):

                                                                 As of              As of               As of
                                                               December 31,       December 31,       December 31,
         (Millions)                                               2003               2002               2001
                                                            -----------------  -----------------  ------------------
         Net unrealized capital gains (losses):
         Fixed maturities                                             $ 75.2             $ 78.5              $ 44.9
         Equity securities                                              (0.2)                 -                (0.1)
         Other                                                         (19.2)             (23.5)              (34.9)
                                                            -----------------  -----------------  ------------------
                                                                        55.8               55.0                 9.9
         Less: Deferred income taxes                                    20.0               19.6                 3.4
                                                            -----------------  -----------------  ------------------
         Net accumulated other comprehensive
             income (loss)                                            $ 35.8             $ 35.4               $ 6.5
                                                            =================  =================  ==================

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         Changes in accumulated other comprehensive income related to changes in unrealized gains (losses) on securities, including securities pledged to creditors were as follows:

                                                               Year ended          Year ended         Year ended
                                                              December 31,        December 31,       December 31,
         (Millions)                                               2003                2002               2001
                                                            -----------------   -----------------  -----------------
         Unrealized holding gains (losses) arising
             the year (1)                                              $ 7.3              $ 30.7             $ (9.8)
         Less: reclassification adjustment for gains
             (losses) and other items included in
             net income (2)                                              6.9                 1.8               (6.9)
                                                            -----------------   -----------------  -----------------
         Net unrealized gains (losses) on securities                   $ 0.4              $ 28.9             $ (2.9)
                                                            =================   =================  =================

         (1) Pretax unrealized holding gains (losses) arising during the year were $11.2, $47.1 million and $(14.9) million for the years ended December 31, 2003 2002 and 2001, respectively.
         (2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $10.6, $2.6 million and $(10.5) million, for the years ended December 31, 2003, 2002 and 2001, respectively.


7.       Unpaid Accident and Health Claims

         The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

         (Millions)                                              2003                2002               2001
                                                           -----------------   -----------------  -----------------
         Balance at January 1                                        $ 17.5              $ 14.5             $ 14.1
         Less reinsurance recoverable                                  14.2                13.4               11.1
                                                           -----------------   -----------------  -----------------
         Net balance at January 1                                       3.3                 1.1                3.0
         Incurred related to:
             Current year                                               4.0                 1.1                0.6
             Prior years                                                1.3                 1.2                0.5
                                                           -----------------   -----------------  -----------------
         Total incurred                                                 5.3                 2.3                1.1
         Paid related to:
             Current year                                                 -                (0.2)               0.5
             Prior years                                                2.6                 0.3                2.5
                                                           -----------------   -----------------  -----------------
         Total Paid                                                     2.6                 0.1                3.0
                                                           -----------------   -----------------  -----------------
         Net balance at December 31                                     6.0                 3.3                1.1
         Plus reinsurance recoverables                                 11.0                14.2               13.4
                                                           -----------------   -----------------  -----------------
         Balance at December 31                                      $ 17.0              $ 17.5             $ 14.5
                                                           =================   =================  =================

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

8.       Income Taxes

         The Company files a consolidated federal income tax return with ReliaStar Life Insurance Company. The Company is allocated an amount approximating the tax the member would have incurred were it not a member of a consolidated group and shall receive benefit for the use of its tax saving attributes used in the consolidated return.

         Income taxes from continuing operations consist of the following:

                                                                    Year ended         Year ended         Year ended
                                                                   December 31,       December 31,       December 31,
         (Millions)                                                    2003               2002               2001
                                                                 -----------------  -----------------  ------------------
         Current taxes
             Federal                                                       $ 20.9             $ 14.3              $ 23.7
                                                                 -----------------  -----------------  ------------------
                 Total current taxes                                         20.9               14.3                23.7
                                                                 -----------------  -----------------  ------------------
         Deferred taxes
             Federal                                                          5.4                3.5                 2.4
                                                                 -----------------  -----------------  ------------------
                 Total deferred taxes                                         5.4                3.5                 2.4
                                                                 -----------------  -----------------  ------------------
         Total                                                             $ 26.3             $ 17.8              $ 26.1
                                                                 =================  =================  ==================

         Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

                                                                    Year ended        Year ended,         Year ended,
                                                                   December 31,       December 31,       December 31,
         (Millions)                                                    2003               2002               2001
                                                                 -----------------  -----------------  ------------------
         Income from continuing operations
             before income taxes                                           $ 80.2             $ 50.4              $ 51.9
         Tax rate                                                             35%                35%                 35%
                                                                 -----------------  -----------------  ------------------
         Application of the tax rate                                         28.1               17.6                18.2
         Tax effect of:
             Goodwill amortization                                                                 -                 7.9
             Prior year deferred tax adjustment                              (1.5)                 -                   -
             Other                                                           (0.3)               0.2                   -
                                                                 -----------------  -----------------  ------------------
         Income taxes                                                      $ 26.3             $ 17.8              $ 26.1
                                                                 =================  =================  ==================

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

         (Millions)                                                                        2003               2002
                                                                                     -----------------  -----------------
         Deferred tax assets:
             Deferred policy acquisition costs                                                  $ 4.7              $ 4.8
             Insurance reserves                                                                  47.9               53.9
             Investment losses                                                                   10.2               11.7
             Legal reserve                                                                        5.1                5.3
             Other                                                                                1.3                4.6
                                                                                     -----------------  -----------------
                    Total gross assets                                                           69.2               80.3
                                                                                     -----------------  -----------------
         Deferred tax liabilities:
             Present value of future profits                                                    (17.1)             (24.9)
             Net unrealized capital gains                                                       (26.2)             (27.6)
             Other                                                                               (5.7)              (1.7)
                                                                                     -----------------  -----------------
                 Total gross liabilities                                                        (49.0)             (54.2)
                                                                                     -----------------  -----------------
         Net deferred tax asset                                                                $ 20.2             $ 26.1
                                                                                     =================  =================

         Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. As of December 31, 2003 and 2002, no valuation allowance was required for unrealized capital gains and losses.

         The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $11.3 million at December 31, 2003. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes under current tax law the conditions under which such taxes would become payable are remote.

         The Internal Revenue Service (the "Service") has completed examinations of the federal income tax returns of the Company for all years through 1999. There were no material adjustments made as a result of the examinations. The Service has commenced its examinations for the years 2000 and 2001.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

9.       Employee Benefit Plans

         Pension Plans

         The Company utilizes the employees of ING and its affiliates, primarily ReliaStar Life. Benefit charges to the Company for the years ended December 31, 2003 and 2002 were not significant. There were no pension benefit charges allocated to the Company from the ING Americas Retirement Plan for 2003. During 2003 and 2002, the Company was not allocated charges related to the ING America Supplemental Executive Retirement Plan that covers certain employees of the Company.

         ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates are eligible to participate, including the Company's employees. During 2003, 2002 and 2001, the Company matching contribution charges associated with the Savings Plan were not significant.

         In addition to providing retirement plan benefits, the Company, in conjunction with ING, provides certain health care insurance benefits for retired employees and their eligible dependents. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. No post-retirement health care benefit charges were allocated to the Company for the years ended December 31, 2003, 2002 and 2001.


10.      Related Party Transactions

         Investment Advisory

         The Company entered into an asset management agreement with ING Investment Management, LLC ("IIM"), an affiliate, January 1, 2001, under which IIM provides asset management and accounting services. Under the agreement, the Company records a fee based on the value of the assets under management. The fee is payable quarterly. For the years ended December 31, 2003, 2002, and 2001 the Company incurred fees of $1.5 million, $2.2 million, and $2.1 million, respectively, under this agreement.

         Reciprocal Loan Agreement

         RLNY maintained a reciprocal loan agreement with ING AIH, a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expired January 30, 2004, RNLY and ING AIH could borrow up to $121.9 million from one another.

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         Interest on any ING AIH borrowing is charged at a rate based on the prevailing rate of U.S. commercial paper available for purchase with similar duration. Under this agreement, the Company did not incur significant interest income or interest expense for the years ended December 31, 2003, 2002 and 2001. At December 31, 2003, the Company had a $26.7 million receivable from ING AIH.


11.      Reinsurance

         The Company utilizes excess or quota share treaties to reduce its exposure to large losses. The Company will only retain amounts not exceeding the Company's retention limits as stated below.

         At December 31, 2003, RLNY had reinsurance treaties with sixty-one authorized unaffiliated reinsurers and four affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

         The Company's retention limit is $300,000 per insurable life for individual retail coverage. For group coverage and individual payroll deduction coverage, the retention is $500,000 per life with per occurrence limitations, subject to certain maximums. Reinsurance premiums, commissions and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risk assumed. RLNY obtained letters of credit in the amount of $2.0 million from Fleet Bank, $1.1 million from JPMorgan/Chase Bank, $0.8 million from U.S. Bank, $3.8 million from Bank One and $0.5 from Mellon Bank.

         The effect of reinsurance on premiums and recoveries was as follows:

                                                               Year ended         Year ended          Year ended
                                                              December 31,       December 31,        December 31,
         (Millions)                                               2003               2002                2001
                                                            -----------------  ------------------  -----------------
         Direct premiums                                              $ 93.8              $ 87.5             $ 87.3
         Reinsurance assumed                                             4.0                 4.0                3.3
         Reinsurance ceded                                             (36.0)              (36.5)             (30.4)
                                                            -----------------  ------------------  -----------------
         Net premiums                                                   61.8                55.0               60.2
                                                            -----------------  ------------------  -----------------
         Reinsurance recoveries                                       $ 11.8              $ 21.3             $ 29.2
                                                            =================  ==================  =================

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

12.      Commitments and Contingent Liabilities

         Leases

         For the year ended December 31, 2003, 2002, and 2001, rent expense for leases was $0.4 million, $0.3 million and $0.0 million. The future net minimum payments under noncancelable leases for the years ended December 31, 2004 through 2007 are estimated to be $0.1 million, $0.1 million, $0.1 million, $0.1 million, respectively, and no future net minimum payment thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

         Commitments

         Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. The Company makes investments in limited partnerships on a subscription basis. At December 31, 2003 and 2002, the Company had to fund subscriptions of $28.9 million and $26.2 million, respectively.

         Litigation

         The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's operations or financial position.

         Other Regulatory Matters

         Like many financial services companies, certain U.S. affiliates of ING Groep N.V. have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each

ReliaStar Life Insurance Company of New York
(A wholly-owned subsidiary of ReliaStar Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

         request. In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

         The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within our variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systemic problem in the businesses involved.

         These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of Reliastar Life Insurance Company ("Reliastar") to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. Reliastar was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

         In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by Reliastar and by ING USA Annuity & Life Insurance Company; and in certain ING Funds. ING entities did not receive special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

         ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.

QUARTERLY DATA (UNAUDITED)

2003    (Millions)                                First              Second              Third              Fourth
--------                                     -----------------  ------------------  -----------------  -----------------
Total revenue                                 $          74.7    $          82.1     $          75.5    $          63.0
                                             -----------------  ------------------  -----------------  -----------------
Income before income taxes                               17.0               24.8                15.4               23.0
Less: Income tax expense                                  5.9                8.7                 5.3                6.4
                                             -----------------  ------------------  -----------------  -----------------
Income (loss) before cumulative effect
    of change in accounting principle                    11.1               16.1                10.1               16.6
                                             -----------------  ------------------  -----------------  -----------------
Net income                                    $          11.1    $          16.1     $          10.1    $          16.6
                                             =================  ==================  =================  =================

2002    (Millions)                                First              Second              Third              Fourth
--------                                     -----------------  ------------------  -----------------  -----------------
Total revenue                                 $          60.5    $          77.1     $          82.9    $           68.1
                                             -----------------  ------------------  -----------------  -----------------
Income (loss) before income taxes                        (1.7)              30.3                19.0                 2.8
Less: Income tax expense (benefit)                       (0.8)              10.6                 6.9                 1.1
                                             -----------------  ------------------  -----------------  -----------------
Income (loss) before cumulative effect                   (0.9)              19.7                12.1                 1.7
    of change in accounting principle
Cumulative effect of change in
    accounting principle                               (865.0)                 -                 -                   -
                                             -----------------  ------------------  -----------------  -----------------
Net income (loss)                             $        (865.0)   $          19.7     $          12.1    $            1.7
                                             =================  ==================  =================  =================

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

              None.

9A.           Controls and Procedures

              (a) Within the 90-day period prior to the filing of this report, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-14 of the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's current disclosure controls and procedures are effective in ensuring that material information relating to the Company required to be disclosed in the Company's periodic SEC filings is made known to them in a timely manner.

              (b) There have not been any significant changes in the internal controls of the Company or other factors that could significantly affect these internal controls subsequent to the date the Company carried out its evaluation.


                                    PART III

Item 10.      Directors and Executive Officers of the Registrant

              Omitted pursuant to General Instruction I(2) of Form 10-K, except with respect to compliance with Sections 406 and 407 of the Sarbanes-Oxley Act of 2002.

              (a)   Code of Ethics for Financial Professionals
                    The Company has approved and adopted a Code of Ethics for Financial Professionals, pursuant to the requirements of
                    Section 406 of the Sarbanes-Oxley Act of 2002 (attached). Any waiver of the Code of Ethics will be disclosed by the Company by way of a Form 8K filing.

              (b)   Designation of Board Financial Expert
                    The Company has designated Ross M. Weale, as its Board Financial Expert, pursuant to the requirements of Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Weale is an independent director.

Item 11.      Executive Compensation

              Omitted pursuant to General Instruction I(2) of Form 10-K.


Item 12.      Security Ownership of Certain Beneficial Owners and Management

              Omitted pursuant to General Instruction I(2) of Form 10-K.


Item 13.      Certain Relationships and Related Transactions

              Omitted pursuant to General Instruction I(2) of Form 10-K.

Item 14       Principal Accountant Fees and Services

              Omitted pursuant to General Instruction I(2) of Form 10-K

                                     PART IV

Item 15.      Exhibits, Financial Statement Schedules and Reports on Form 8-K

              (a)   The following documents are filed as part of this report:
                    1. Financial statements. See Item 8 on Page 20.
                    2. Financial statement schedules. See Index to Financial
                       Statement Schedules on Page 60.

EXHIBITS:

                    1. Underwriting Agreement Between ReliaStar Life Insurance Company of New York ("RLNY" or "Registrant") and Directed Services, Inc., incorporated by reference from Exhibit 1 to a Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("SEC") on or about April 1, 2002 (File No. 333-75938).

                    3.(i) Articles of Incorporation of RLNY, incorporated by reference from Exhibit 3 (a) to a Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form S-1 filed with the SEC on or about April 1, 2002 (File No. 333-75938).

                      (ii)    By-laws of RLNY, incorporated by reference from
                              Exhibit 3(b) to a Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form S-1 filed with the SEC on or about April 1, 2002 (File No. 333-75938).

                    4.(a) Interests in Fixed Account I under Variable Annuity Contracts, incorporated herein by reference to the initial Registration Statement for RLNY filed with the SEC on April 15, 2003 (File No. 333-104540).

                    10.(a) Form of Services Agreement between Directed Services, Inc. and ReliaStar Life Insurance Company of New York Fund, incorporated by reference from Exhibit 10(a) to a Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form S-1 filed with the SEC on or about April 1, 2002 (File No. 333-75938).

                        (b) Form of Administrative Services Agreement between RLNY and Golden American Life Insurance Company Fund, incorporated by reference from Exhibit 10(b) to a Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form S-1 filed with the SEC on or about April 1, 2002 (File No. 333-75938).

                        (c) Form of Administrative Services Agreement between RLNY and Equitable Life Insurance Company of Iowa Fund, incorporated by reference from Exhibit 10(c) to a Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form S-1 filed with the SEC on or about April 1, 2002 (File No. 333-75938).

                        (d) Form of Asset Management Agreement between RLNY and ING Investment Management LLC Fund, incorporated by reference from Exhibit 10(i) to a Pre-Effective Amendment No. 1 of Registrant's Registration Statement on Form S-1 filed with the SEC on or about April 1, 2002 (File No. 333-75938).

                        (e) Federal Tax Sharing Agreement by and between RLNY, ReliaStar Life Insurance Company and ReliaStar Financial Corp., effective May 1, 2002, incorporated by reference from registrant's Form 10-K filed with the SEC on or about March 25, 2003 (File No. 33-75938).

                        (f) Investment Advisory Agreement between RLNY and ING Investment Management, LLC, effective January 1, 2001.

                        (g) Reciprocal Loan Agreement between RLNY and ING America Insurance Holdings, Inc., effective February 1, 2003.

                        (h) Administrative Services Agreement between RLNY and its affiliates, effective March 1, 2003.

                        (i) Amendment to Investment Advisory Agreement between RLNY and ING Investment Management LLC, effective September 1, 2003.

                        (j) Group Long Term Disability Income Quote Share Reinsurance Agreement between RLNY and ReliaStar Life Insurance Company, effective November 1, 2002.

                        (k) Agreement of Lease, dated August 11, 1995, between The Tilles Investment Company and The North Atlantic Life Insurance Company of America.

                        (l) First Amendment to Lease between The Tilles Investment Company and RLNY, effective June 1, 2001.

14.      ING Code of Ethics for Financial Professionals.

31.1 Certificate of David A. Wheat pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certificate of Keith Gubbay pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certificate of David A. Wheat pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certificate of Keith Gubbay pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         (b) Reports on form 8-K.

             None.

                     Index to Financial Statement Schedules

                                                                                                              Page

Report of Independent Auditors                                                                                 63

I.  Summary of Investments - Other than Investments in Affiliates as of
    December 31, 2003                                                                                          64

IV. Reinsurance as of and for the years ended December 31, 2003, 2002, and 2001                                65

Schedules other than those listed above are omitted because they are not required or not applicable.

                         Report of Independent Auditors


The Board of Directors
ReliaStar Life Insurance Company of New York

We have audited the financial statements of ReliaStar Life Insurance Company of New York as of December 31, 2003 and 2002 and for the each of the three years in the period ended December 31, 2003, and have issued our report thereon dated March 22, 2004. Our audits also included the financial statement schedules listed in Item 15. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                                           /s/ Ernst & Young LLP



Atlanta, Georgia
March 22, 2004

                                   Schedule I
          Summary of Investments - Other than Investments in Affiliates
                             As of December 31, 2003
                                   (Millions)


                                                                                                             Amount
                                                                                                            Shown on
Type of Investments                                                       Cost             Value*         Balance Sheet
                                                                     ----------------  ----------------  ----------------
Fixed maturities:
    U.S. government and government agencies and authorities                $     7.5         $     7.8         $     7.8
    States, municipalities and political subdivisions                            1.8               1.9               1.9
    U.S. corporate securities                                                  966.1           1,026.6           1,026.6
    Foreign securities (1)                                                     169.2             173.5             173.5
    Mortgage-backed securities                                                 399.8             402.5             402.5
    Other asset-backed securities                                              100.3             107.6             107.6
    Less: Fixed maturities pledged to creditors                                  1.9               1.9               1.9
                                                                     ----------------  ----------------  ----------------
           Total fixed maturities securities                                 1,642.8           1,718.0           1,718.0
                                                                     ----------------  ----------------  ----------------
Equity securities:
           Total equity securities                                               4.2               4.2               4.2
                                                                     ----------------  ----------------  ----------------
Short term investments                                                           2.1               2.1               2.1
Mortgage loans                                                                 209.7             235.1             209.7
Policy loans                                                                    86.6              86.6              86.6
Other investments                                                               12.8              12.8              12.8
Securities pledged to creditors                                                  1.9               1.9               1.9
                                                                     ----------------  ----------------  ----------------
           Total investments                                               $ 1,960.1         $ 2,060.7         $ 2,035.3
                                                                     ================  ================  ================

*   See Notes 2 and 3 of Notes to Financial Statements.

(1) The term "foreign" includes foreign governments, foreign political subdivisions, foreign public utilities and all other bonds of foreign issuers. Substantially all of the Company's foreign securities are denominated in U.S. dollars.

                                   Schedule IV
                             Reinsurance Information
         As of and for the years ended December 31, 2003, 2002 and 2001
                                   (Millions)

                                                                                                             Percentage of
(Millions)                                   Gross            Ceded          Assumed            Net         assumed to net
                                         --------------   --------------  ---------------  --------------   ----------------
Year ended December 31, 2003
Life insurance in force                     $ 38,643.4       $ 13,149.6        $ 3,715.3      $ 29,209.1              12.7%
Premiums:
    Life insurance                                70.8             21.2              4.0            53.6
    Accident and health insurance                 23.0             14.8              -               8.2
                                         --------------   --------------  ---------------  --------------
Total premiums                                  $ 93.8           $ 36.0            $ 4.0          $ 61.8
                                         ==============   ==============  ===============  ==============
Year ended December 31, 2002
Life insurance in force                     $ 36,310.2       $ 12,669.1        $ 4,301.9      $ 27,943.0              15.4%
Premiums:
    Life insurance                                67.1             21.5              4.0            49.6
    Accident and health insurance                 20.4             15.0              -               5.4
                                         --------------   --------------  ---------------  --------------
Total premiums                                  $ 87.5           $ 36.5            $ 4.0          $ 55.0
                                         ==============   ==============  ===============  ==============
Year ended December 31, 2001
Life insurance in force                     $ 34,148.7       $ 10,687.5        $ 4,234.3      $ 27,695.5              15.3%
Premiums:
    Life insurance                                70.6             17.9              3.3            56.0
    Accident and health insurance                 16.6             12.4              -               4.2
                                         --------------   --------------  ---------------  --------------
Total premiums                                  $ 87.2           $ 30.3            $ 3.3          $ 60.2
                                         ==============   ==============  ===============  ==============


                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                  ReliaStar Life Insurance Company of New York
                                                                    (Registrant)

March 25, 2004                      By      /s/ David A. Wheat
--------------                         -----------------------------------------
    (Date)                                   David A. Wheat
                                             Director, Senior Vice President and
                                             Chief Financial Officer
                                             (Duly Authorized Officer and
                                             Principal Financial Officer)


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on or before March 25, 2004.

         Signatures                                         Title

/s/  Brian D. Comer                           Director and Senior Vice President
-------------------------------
      Brian D. Comer


/s/  R. Michael Conley                                      Director
-------------------------------
      R. Michael Conley


/s/  James R. Gelder                       Director, President & Chief Executive
-------------------------------
      James R. Gelder                                        Officer


/s/  Keith Gubbay                                            Director
-------------------------------
      Keith Gubbay


/s/  Ulric Haynes, Jr.                                       Director
-------------------------------
      Ulric Haynes, Jr.


/s/  Audrey R. Kavanagh                                      Director
-------------------------------
      Audrey R. Kavanagh

         Signatures                                         Title

/s/  James F. Lille                                        Director
-------------------------------
      James F. Lille


/s/  Gregory G. McGreevey                                  Director
-------------------------------
      Gregory G. McGreevey


/s/  Stephen J. Preston                       Director and Senior Vice President
-------------------------------
      Stephen J. Preston


/s/  Mark A. Tullis                                        Director
-------------------------------
      Mark A. Tullis


/s/  Charles B. Updike                                     Director
-------------------------------
      Charles B. Updike


/s/  Ross M. Weale                                          Director
-------------------------------
      Ross M. Weale


/s/  David A. Wheat                              Director, Senior Vice President
-------------------------------                      Chief Financial Officer
      David A. Wheat

                                                                    Exhibit 31.1


                                  CERTIFICATION

I, David A. Wheat, certify that:

1. I have reviewed this annual report on Form 10-K of ReliaStar Life Insurance Company of New York;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c) presented in this annual report our conclusion about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies, defenses and material weaknesses.

Date: March 25, 2004

By    /s/  David A. Wheat
      -------------------------------------------
      David A. Wheat
      Director, Senior Vice President and Chief Financial Officer
      (Duly Authorized Officer and Principal Financial Officer)

                                                                    Exhibit 31.2

                                  CERTIFICATION

I, James R. Gelder, certify that:

1.   I have reviewed this annual report on Form 10-K of ReliaStar of New York.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c) presented in this annual report our conclusion about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies, defenses and material weaknesses.

Date  March 25, 2004

By    /s/  James R. Gelder
      ------------------------------------------
      James R. Gelder
      Director, President and Chief Executive Officer

                                                                    Exhibit 32.1

                                  CERTIFICATION

Pursuant to 18 U.S.C. ss.1350, the undersigned officer of ReliaStar Life Insurance Company of New York (the "Company") hereby certifies that, to the officer's knowledge, the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13 or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


March 25, 2004         By        /s/  David A. Wheat
--------------                   -----------------------------------------------
       (Date)                         David A. Wheat
                                      Director, Senior Vice President and
                                      Chief Financial Officer

                                                                    Exhibit 32.2
                                  CERTIFICATION

Pursuant to 18 U.S.C. ss.1350, the undersigned officer of ReliaStar Life Insurance Company of New York (the "Company") hereby certifies that, to the officer's knowledge, the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13 or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


March 25, 2004          By       /s/  James R. Gelder
--------------                   -----------------------------------------------
       (Date)                         James R. Gelder
                                      Director, President and
                                      Chief Executive Officer

                           PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not applicable.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following provisions regarding the indemnification of directors and officers of the Registrant are applicable:

ReliaStar Life Insurance Company of New York ("ReliaStar of NY") shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of ReliaStar of NY as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments,fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

ReliaStar of NY may also, to the extent permitted by law, indemnify any other person who is or was serving ReliaStar of NY in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

ING Groep N.V. maintains an umbrella insurance policy with an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has an ownership control of over 50%. This would encompass the principal underwriter as well as the depositor. The policy provides for the following types of coverage; errors and ommissions, directors and officers, employment practices, fiduciary and fidelity.

SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and therefore may be unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant or depositor of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

     3(a) Articles of Incorporation of ReliaStar Life Insurance Company of New York (1)
      (b)    By-laws of ReliaStar Life Insurance Company of New York (1)
      (c)    Resolution of Board of Directors for Powers of Attorney (1)

     4(a)    Individual Deferred Combination Variable and Fixed
             Annuity Contract (1)
      (b)    Individual Deferred Combination Variable and Fixed
             Annuity Application (1)

     5       Opinion and Consent of Kimberly J. Smith, Esquire

    10 Material Contracts are listed under exhibit 10 in the Company's Form 10-K for the fiscal year ended December 31, 2003
             (File No. 333-104540), as filed with the Commission on March 29, 2004. Each of the exhibits so listed is incorporated by reference as indicated in the Form 10-K.

    13 ReliaStar Life Insurance Company of New York Form 10-K for the fiscal year ended December 31, 2003.

    23(a)    Consent of Ernst & Young LLP
      (b)    Consent of Kimberly J. Smith, Esquire incorporated in Item 5 of this Part II, together with the Opinion of Kimberly J. Smith

    24       Powers of Attorney
------------------------------------

(1) Incorporated herein by reference to the initial Registration Statement for ReliaStar Life Insurance Company of New York filed with the Securities and Exchange Commission on April 16, 2002 (File No. 333-86352).

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes as follows, pursuant to Item 512 of Regulation S-K:

(a)  Rule 415 offerings:

(1) To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

     (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material changes to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(h) Request for Acceleration of Effective Date:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 18.      FINANCIAL STATEMENTS AND SCHEDULES

Not Applicable

                           SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of West Chester, Commonwealth of Pennsylvania, on this 8th day of April, 2004.

                                By:  RELIASTAR LIFE INSURANCE
                                     COMPANY OF NEW YORK
                                     (Registrant)
                                By:
                                     --------------------
                                     James R. Gelder*
                                     President (principle executive officer)

     By: /s/ Linda E. Senker
        ----------------------
         Linda E. Senker
         Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 8, 2004.

       Signature                         Title
       ---------                         -----


                                         President and Director
      -------------------                (principle executive officer)
      James R. Gelder*


          DIRECTORS


      ---------------------
      Audrey R. Kavanagh*

      ---------------------
      R. Michael Conley

      ---------------------
      Mark A. Tullis*

      ---------------------
      Ulric Haynes, Jr.*

      ---------------------
      Brian D. Comer*

      ---------------------
      James F. Lille*

      ---------------------
      David A. Wheat*
      Chief Financial Officer (principle accounting officer)

      ---------------------
      Charles B. Updike*

      ----------------------
      Ross M. Weale*

      ----------------------
      Stephen J. Preston

      ----------------------
      Keith Gubbay*

      ----------------------
      Gregory G. McGreevey*


   By: /s/Linda E. Senker, Attorney-in-Fact
      -------------------
        Linda E. Senker

-----------------------

* Executed by Linda E. Senker on behalf of those indicated pursuant to Power of Attorney.

                                EXHIBIT INDEX

ITEM               EXHIBIT                                           PAGE #
----               -------                                           ------

5      Opinion and Consent of Kimberly J. Smith                      EX-5

13     ReliaStar Life Insurance Company of New York
       Form 10-K for the fiscal year ended                            *
       December 31, 2003

23(a)  Consent of Ernst & Young LLP, Independent Auditors            EX-23.A

23(b)  Opinion and Consent of Legal Counsel                           **

24     Powers of Attorney                                            EX-24
----------------------------
*Filed as Module No. RLNY10K123103
**Included in Exhibit 5 above